Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

2022 INTERIM RESULTS ANNOUNCEMENT

The Board of Directors (the “Board”) of China Southern Airlines Company Limited (the “Company”) hereby announces the unaudited results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2022. This announcement, containing the full text of the 2022 Interim Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcement of interim results. The 2022 interim results announcement of the Company is available for viewing on the HKEXnews website of Hong Kong Exchange and Clearing Limited at www.hkexnews.hk and the website of the Company at www.csair.com, and printed version of the Company’s 2022 Interim Report will be delivered to the registered holders of H shares of the Company on or before 28 September 2022.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

30 August 2022

As at the date of this announcement, the directors include Ma Xu Lun and Han Wen Sheng as executive directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive directors.

ONE HEADQUARTER,

DUAL HUBS

CONTENTS

About Us

4	Definitions

6	Corporate Information

Operating Results

9	Principal Accounting Information and Financial Indicators

18	Management Discussion and Analysis

Corporate Governance

35	Corporate Governance

38	Environmental and Social Responsibility

43	Important Matters

59	Changes in the Share Capital, Shareholders’ Profile and Disclosure of Interests

64	Related Information of Bonds

Financial Report

75	Review Report

76	Interim Financial Report

DEFINITIONS

Unless the context otherwise requires, the terms below should have the following meanings in this report:

Company, CSA, China Southern Airlines	China Southern Airlines Company Limited

Group	China Southern Airlines Company Limited and its subsidiaries

CSAH	China Southern Air Holding Company Limited

Xiamen Airlines	Xiamen Airlines Company Limited

Guizhou Airlines	Guizhou Airlines Company Limited

Zhuhai Airlines	Zhuhai Airlines Company Limited

Shantou Airlines	Shantou Airlines Company Limited

Chongqing Airlines	Chongqing Airlines Company Limited

Henan Airlines	China Southern Airlines Henan Airlines Company Limited

Hebei Airlines	Hebei Airlines Company Limited

Jiangxi Airlines	Jiangxi Airlines Company Limited

Finance Company	China Southern Airlines Group Finance Company Limited

Logistics Company	China Southern Air Logistic Company Limited

Nan Lung	Nan Lung Holding Limited

SACM	Southern Airlines Culture and Media Co., Ltd.

SPV	Special Purpose Vehicles exclusively set up by China Southern Airlines and its subsidiaries for leased aircraft

American Airlines	American Airlines, Inc.

Sichuan Airlines	Sichuan Airlines Corporation Limited

PRC	The People’s Republic of China

CSRC	China Securities Regulatory Commission

NDRC	National Development and Reform Commission

CAAC	Civil Aviation Administration of China

IATA	International Air Transport Association

Daxing Airport	Beijing Daxing International Airport

SSE	Shanghai Stock Exchange

Stock Exchange	The Stock Exchange of Hong Kong Limited

Articles of Association	Articles of Association of China Southern Airlines Company Limited

Listing Rules	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

Model Code	The Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules

Corporate Governance Code	Corporate Governance Code as set out in Part 2 of Appendix 14 to the Listing Rules

SFO	Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)

Available Seat Kilometers or “ASK”	the number of seats made available for sale multiplied by the kilometers flown

Available Tonne Kilometers or “ATK”	the tonnes of capacity available for the transportation multiplied by the kilometers flown

Available Tonne Kilometers – passenger	the tonnes of capacity available for passenger multiplied by the kilometers flown

Available Tonne Kilometers – cargo	the tonnes of capacity available for cargo and mails multiplied by the kilometers flown

Revenue Passenger Kilometers or “RPK”	i.e. passengers traffic volume, the number of passengers carried multiplied by the kilometers flown

Revenue Tonne Kilometers or “RTK”	i.e. total traffic volume, the load (passengers, cargo and mail) in tonnes multiplied by the kilometers flown

Revenue Tonne Kilometers – cargo or “RFTK”	i.e. cargo and mail traffic volume, the load for cargo and mail in tonnes multiplied by the kilometers flown

Revenue Tonne Kilometers – passenger	the load for passenger in tonnes multiplied by the kilometers flown

Passenger Load Factor	RPK expressed as a percentage of ASK

Overall Load Factor	RTK expressed as a percentage of ATK

Yield per RPK	revenue from passenger operations divided by RPK

Yield per RFTK	revenue from cargo and mail operations divided by RFTK

Yield per RTK	revenue divided by RTK

CORPORATE INFORMATION

Chinese Name:	中國南方航空股份有限公司

Chinese Short Name:	南方航空

English Name:	China Southern Airlines Company Limited

English Short Name:	CSN

Legal Representative:	Ma Xu Lun

Board and Company Secretary:	Xie Bing

Securities Affairs Representative:	Xu Yang

Shareholder Enquiry:	The Board Office of the Company

Telephone:	+86-20-86112480

Fax:	+86-20-86659040

E-mail:	ir@csair.com

Address:	China Southern Air Building, 68 Qixin Road, Baiyun District, Guangzhou, Guangdong Province, PRC

Registered Address:	Unit 301, 3/F, Office Tower Guanhao Science Park Phase I, 12 Yuyan Street, Huangpu District, Guangzhou, Guangdong Province, PRC

APP:	China Southern Airlines

WeChat Official Account:	China Southern Airlines

WeChat QR Code:

Sina Weibo:	http://weibo.com/csair

Place of Business:	China Southern Air Building, 68 Qixin Road, Baiyun District, Guangzhou, Guangdong Province, PRC

Place of Business in Hong Kong:	Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong

Website of the Company:	www.csair.com

Authorised Representatives under the Listing Rules:	Ma Xu Lun Xie Bing

Controlling Shareholder:	China Southern Air Holding Company Limited

Principal Bankers:	China Development Bank The Export-Import Bank of China Bank of China China Construction Bank Industrial and Commercial Bank of China

Designated Newspapers for Information Disclosure (A Shares):	China Securities Journal, Shanghai Securities News, Securities Times

Designated Website for Information Disclosure (A Shares):	www.sse.com.cn

Designated Website for Information Disclosure (H Shares):	www.hkexnews.hk

Interim Report Available for Inspection:	The Board Office of the Company

Place of Listing of A Shares:	Shanghai Stock Exchange

Short Name of A Shares:	南方航空

Stock Code of A Shares:	600029

A Share Registrar:	China Securities Depository and Clearing Corporation Limited Shanghai Branch Floor 36, China Insurance Building, 166 Lu Jia Zui East Road, Shanghai, PRC

Place of Listing of H Shares:	The Stock Exchange of Hong Kong Limited

Short Name of H Shares:	CHINA SOUTH AIR

Stock Code of H Shares:	01055

H Share Registrar:	Computershare Hong Kong Investor Services Limited
17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Place of Listing of ADR:	New York Stock Exchange

Short Name of ADR:	China Southern Air

Stock Code of ADR:	ZNH

ADR Share Registrar:	BNY Mellon Shareowner Services
P.O.Box 505000,
Louisville KY40233-5000, USA

Domestic Legal Adviser:	Beijing Dentons Law Offices, LLP (Guangzhou)

Overseas Legal Adviser:	Jingtian & Gongcheng LLP

Domestic Auditors:	KPMG Huazhen LLP

Address of Domestic Auditors:	8th Floor, KPMG Tower, Oriental Plaza, 1 East Chang An Avenue, Beijing, China

Overseas Auditors:	KPMG (Public Interest Entity Auditor registered in accordance with the Financial Reporting Council Ordinance)

Address of Overseas Auditors:	8th Floor, Prince’s Building, 10 Chater Road, Central, Hong Kong

SAFETY

Enhance System,

Intensify Working Practices,

Control Risks

PRINCIPAL ACCOUNTING INFORMATION AND FINANCIAL INDICATORS

I.	PRINCIPAL ACCOUNTING INFORMATION AND FINANCIAL INDICATORS OF THE GROUP

(I)	Principal Accounting Information

Unit: RMB million

Principal Accounting Information	January to June 2022	January to June 2021	Increase/ (decrease) %
Operating revenue	40,817	51,576	(20.86)
Loss attributable to equity shareholders of the Company	(11,490)	(4,690)	144.99
Net cash inflow generated from operating activities	1,654	4,940	(66.52)

Principal Accounting Information	30 June 2022	31 December 2021	Decrease %
Total equity attributable to equity shareholders of the Company	56,376	67,851	(16.91)
Total assets	321,412	323,211	(0.56)

(II) Principal Financial Indicators

Principal Financial Indicators	January to June 2022	January to June 2021	Increase %
Basic loss per share (RMB/share)	(0.68)	(0.30)	126.67
Diluted loss per share (RMB/share)	(0.68)	(0.30)	126.67

II.	DIFFERENCE ON THE ACCOUNTING INFORMATION BETWEEN THE PRC ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISE (“PRC GAAP”) AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”)

(I)	Difference in Net Loss and Equity Attributable to Equity Shareholders of the Company under Consolidated Financial Information in Financial Statements Between PRC GAAP and IFRSs

Unit: RMB million

	Net loss attributable to equity shareholders of the Company		Equity attributable to equity shareholders of the Company

	January to June 2022	January to June 2021	30 June 2022	31 December 2021
Amounts under PRC GAAP	(11,488)	(4,688)	56,143	67,616
Adjustments:
Capitalisation of exchange difference of specific loans (a)	(4)	(4)	35	39
Government grants (b)	—	—	(5)	(5)
Adjustment arising from the Company’s business combination under common control (c)	—	—	237	237
Income tax effect of the above adjustments	1	1	(7)	(8)
Effect of the above adjustments on non-controlling interests	1	1	(27)	(28)

Amounts under IFRSs	(11,490)	(4,690)	56,376	67,851

(II)	Reconciliation of Differences in Interim Financial Report Prepared under Different GAAPS

(a)

In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency should be capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference is recognised in income statement unless the exchange difference represents an adjustment to interest.

(b)

In accordance with the PRC GAAP, assets related government grants (other than special funds) are deducted from the cost of the related assets. Special funds granted by the government and clearly defined in the approval documents as part of “capital reserve” are accounted for as increase in capital reserve. Under IFRSs, assets related government grants are deducted to the cost of the related assets. The difference is resulted from government grants received in previous years and are recognised in capital reserve under PRC GAAP.

(c)

In accordance with the PRC GAAP, the Company accounts for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative period presented or, if later, at the date that common control was established; for this purpose, relevant comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control.

III.	MAJOR CHARGES ON ASSETS, COMMITMENTS AND CONTINGENT LIABILITIES

As at 30 June 2022, the Group had capital commitments (exclusive of investment commitments) of approximately RMB51,446 million (as at 31 December 2021: RMB64,243 million). Of such amounts, RMB42,532 million was for acquisition of aircraft and related flight equipment and RMB8,914 million was for other property, plant and equipment (as at 31 December 2021: RMB54,662 million and RMB9,581 million).

Details of contingent liabilities of the Group are set out in Note 22 to the interim financial report prepared under International Accounting Standard 34.

As of 30 June 2022, the Group had no property, plant or equipment as collateral for borrowings (31 December 2021: Nil).

IV.	SUMMARY OF OPERATING DATA

	For the six months ended 30 June
	2022	2021	Increase/ (decrease) %
Traffic
Revenue passenger kilometers (RPK) (million)
Domestic	46,432.59	82,137.47	(43.47)
Hong Kong, Macau and Taiwan	44.87	100.17	(55.21)
International	1,838.32	1,982.33	(7.26)
Total:	48,315.78	84,219.98	(42.63)

Revenue tonne kilometers (RTK) (million)
Domestic	4,646.91	7,930.06	(41.40)
Hong Kong, Macau and Taiwan	7.01	15.50	(54.79)
International	3,309.57	3,534.91	(6.37)
Total:	7,963.48	11,480.47	(30.63)

RTK – Passenger (million)
Domestic	4,111.50	7,289.88	(43.60)
Hong Kong, Macau and Taiwan	3.98	8.88	(55.24)
International	162.61	176.18	(7.70)
Total:	4,278.09	7,474.95	(42.77)

RTK – Cargo (million)
Domestic	535.41	640.18	(16.37)
Hong Kong, Macau and Taiwan	3.03	6.61	(54.19)
International	3,146.95	3,358.73	(6.31)
Total:	3,685.39	4,005.52	(7.99)

Passengers carried (thousand)
Domestic	29,386.65	54,293.65	(45.87)
Hong Kong, Macau and Taiwan	45.08	95.94	(53.01)
International	294.27	335.20	(12.21)
Total:	29,726.00	54,724.79	(45.68)

	For the six months ended 30 June
	2022	2021	Increase/ (decrease) %
Cargo and mail carried (thousand tonnes)
Domestic	320.49	386.75	(17.13)
Hong Kong, Macau and Taiwan	3.02	6.70	(54.89)
International	341.96	346.91	(1.43)
Total:	665.47	740.36	(10.12)

Capacity
Available seat kilometres (ASK) (million)
Domestic	71,849.13	109,757.38	(34.54)
Hong Kong, Macau and Taiwan	118.00	293.70	(59.82)
International	3,091.36	4,244.26	(27.16)
Total:	75,058.50	114,295.35	(34.33)

Available tonne kilometres (ATK) (million)
Domestic	7,951.86	12,588.19	(36.83)
Hong Kong, Macau and Taiwan	15.62	38.05	(58.96)
International	5,086.62	5,237.16	(2.87)
Total:	13,054.10	17,863.41	(26.92)

ATK – Passenger Traffic (million)
Domestic	6,466.42	9,878.16	(34.54)
Hong Kong, Macau and Taiwan	10.62	26.43	(59.82)
International	278.22	381.98	(27.16)
Total:	6,755.26	10,286.58	(34.33)

ATK – Cargo (million)
Domestic	1,485.44	2,710.03	(45.19)
Hong Kong, Macau and Taiwan	5.00	11.62	(56.99)
International	4,808.40	4,855.18	(0.96)
Total:	6,298.83	7,576.83	(16.87)

	For the six months ended 30 June		Increase/ (decrease) percentage point
	2022	2021
Load factor
Passenger load factor (RPK/ASK) (%)
Domestic	64.63	74.84	(10.21)
Hong Kong, Macau and Taiwan	38.02	34.11	3.92
International	59.47	46.71	12.76
Average:	64.37	73.69	(9.32)

Total load factor (RTK/ATK) (%)
Domestic	58.44	63.00	(4.56)
Hong Kong, Macau and Taiwan	44.86	40.72	4.13
International	65.06	67.50	(2.43)
Average:	61.00	64.27	(3.26)

Yield			Increase/ (decrease) %
Yield per RPK (RMB)
Domestic	0.48	0.45	6.67
Hong Kong, Macau and Taiwan	2.25	1.40	60.71
International	2.26	1.48	52.70
Average:	0.54	0.47	14.89

Yield per RFTK (RMB)
Domestic	1.47	1.37	7.30
Hong Kong, Macau and Taiwan	17.49	11.33	54.37
International	3.27	2.36	38.56
Average:	3.02	2.21	36.65

Yield per RTK (RMB)
Domestic	5.01	4.73	5.92
Hong Kong, Macau and Taiwan	21.98	13.87	58.47
International	4.37	3.07	42.35
Average:	4.76	4.23	12.53

	For the six months ended 30 June		Increase/ (decrease) %
	2022	2021
Cost
Operating expenses per ATK (RMB)	4.09	3.16	29.43

Flight Volume
Kilometers flown (million)	496.59	699.89	(29.05)
Hours flown (thousand)
Domestic	684.76	1,036.65	(33.95)
Hong Kong, Macau and Taiwan	0.93	2.44	(61.93)
International	93.33	88.55	5.39
Total:	779.02	1,127.65	(30.92)

Number of flights (thousand)
Domestic	287.06	439.33	(34.66)
Hong Kong, Macau and Taiwan	0.58	1.47	(60.30)
International	10.93	9.90	10.40
Total:	298.57	450.70	(33.75)

Note: Discrepancies between the column sum are due to rounding of percentage numbers.

V.	SUMMARY OF FLEET DATA

As at 30 June 2022, the scale and structure of fleet, the age of aircraft and the delivery and disposal of aircraft of the Group were as follows:

Unit: number of aircraft

Models	Number of aircraft purchased	Number of aircraft under finance lease	Number of aircraft under operating lease	Age of aircraft (year)	Delivery during the reporting period	Disposal during the reporting period	Total number of aircraft at the end of the reporting period
Passenger Aircraft
A380 Series	3	0	0	9.8	0	2	3
A350 Series	6	6	0	1.9	0	0	12
A330 Series	5	28	7	8.5	0	0	40
A320 Series	125	92	123	8.6	6	0	340
B787 Series	4	25	10	5.5	0	0	39
B777 Series	1	14	0	5.7	0	0	15
B737 Series	138	68	192	8.9	0	1	398
EMB190	6	0	0	9.4	0	0	6
ARJ21	6	7	0	1.3	1	0	13

Freighter
B777 Series	7	7	0	8.7	0	0	14
B747 Series	0	0	0	—	0	2	0
Total	301	247	332	8.4	7	5	880

1.	As at 30 June 2022, save for the commercial aircrafts mentioned above, the Group operated a fleet of 27 civil helicopters.
2.

As at 30 June 2022, the current information in relation to the capital expenditure plan and relevant financing plan for aircraft and related equipment has not changed materially from the information disclosed in the 2021 annual report of the Company.

COST

CONTROL

Establish a Long-term

Mechanism for

Lean Control of Cost

MANAGEMENT DISCUSSION AND ANALYSIS

I.	THE COMPANY’S INDUSTRY AND PRINCIPAL BUSINESS

(I)	Principal Business

The scope of business of the Company covers: (1) provision of scheduled and non-scheduled domestic, regional and international air transportation services for passengers, cargo, mail and luggage; (2) provision of general aviation services; (3) provision of aircraft repair and maintenance services; (4) acting as agent for other domestic and international airlines; (5) provision of air catering services (operated by branch office only); (6) engaging in other airline or airline-related business, including advertising for such businesses; (7) engaging in other aviation businesses and related businesses (limited to insurance agency business of personal accident insurance); provision of airline ground services; civil aircraft training (operated by branch office with proper license); asset leasing; project management and technical consultancy; sales of aviation equipment; travel agency business services; merchandise retail and wholesale; health and medical examination services; Internet sales (except for sale of commodities subject to licensing); insurance and insurance agency business; domestic trade agents; professional design services; Type 1 value-added telecommunication services; Type 2 value-added telecommunication services; advertisement preparation; advertisement publication; advertisement design and agency; Internet data service; Internet information service; information system integration service; IoT technical services; social and economic consulting services; information technology consulting services; information consulting services (except information consulting services subject to licensing). (For all projects subject to approval in accordance with laws, the business activities can only be carried out after obtaining approval from relevant authorities in accordance with the laws.)

(II)	Operating Model

With the “32453” strategic framework for building a world-class aviation transportation enterprise as the starting point and objective, the Company followed the development goals of the “14th Five-Year Plan” and the Long-Range Objectives through the Year 2035, further focused on quality and efficiency, and has determined the overarching approach for quality development featuring “adhering to five concepts of development, implementing five strategies, promoting six campaigns and achieving six transformations”.

The Company adheres to the “five development” concepts of safety, high quality, innovation, cooperation and sharing; focuses on the “five strategies” in relation to hub network, ecosystem, innovation-driven, lean management and control, and brand management; carries out “six campaigns” on promoting special rectification of safety production, grasping major strategic opportunities, deepening reforms in key areas, benchmarking and enhancing first-class management, adjusting and optimising five major structures, and improving service quality; and strives for realizing “six transformations” from speed-oriented to quality-oriented, from comprehensive market expansion to exploring key areas, from a relatively single industry to high relevance and diversified industries, from focusing on planning management and control to focusing on market operation, from the traditional business model to digitalisation and ecosystem, and from extensive management to refined management.

(III)	Industry Summary

During the reporting period, the repeated COVID-19 pandemic, rising oil price and Renminbi devaluation and several other factors shocked the China’s civil aviation industry. During the reporting period, the total transportation turnover volume, passenger transportation volume and cargo and mail transportation volume of China’s civil aviation were 29.34 billion ton-kilometers, 118 million passengers and 3.077 million tons, respectively, representing approximately 46.7%, 36.7% and 87.5% of the same period in 2019.

II.	ANALYSIS ON THE CORE COMPETITIVENESS

The Group’s five core competitive strengths have gradually taken shape, including its powerful and well-rounded advantages of scale and network, its hub operations and management capability with Guangzhou and Beijing being the core hubs, its capabilities to achieve synergy of resources through a combination of integrated operation management and matrix management, its powerful influence associated with high-quality and well-branded service and its comprehensive and leading information technology level.

During the reporting period, the Group, as the largest main base airline at Daxing Airport, reaching more than 40 domestic destinations. Through the connection with ground transportation, it has formed an airline network that covers the Beijing-Tianjin-Hebei region and the Xiong’an New Area and that connects both domestic and international routes. In the future, we will continue to focus on building the two comprehensive international hubs in Guangzhou and Beijing to form a new development layout with “Guangzhou Hub in the south and Beijing Hub in the north as double wings with excellence”.

III.	DISCUSSION AND ANALYSIS OF OPERATING CONDITIONS DURING THE REPORTING PERIOD

Operating Conditions in the First Half of 2022

During the reporting period, the global economy slowed down. According to the forecast of the World Economic Outlook, the global economy was projected to grow by 2.9% in 2022, with a growth rate of 2.6% for developed economies, and 3.4% for emerging markets and developing economies. China has balanced pandemic prevention and control with economic and social development, and effectively implemented a package of economy stabilising policies and measures, national economy showed a trend of stable improvement. In the first half of the year, the domestic GDP increased by 2.5% year-on-year, and the import and export trade volume increased by 9.4% year-on-year. China’s economy has been maintaining high-quality development.

During the reporting period, the Group resolutely implemented the decisions and deployments of the central government, adhered to the key tone of steady improving, took every effort to respond to the repeated COVID-19 pandemic, rising oil price, Renminbi devaluation and multiple shocks, continued pandemic prevention and control, firmly guarded the safety bottom line, actively adjusted operating strategies, dedicated to enhance operation service quality, and constantly accumulated new driving forces of high-quality development.

1.	Pandemic Prevention and Control

During the reporting period, the Group resolutely implemented the responsibilities for pandemic prevention and control, and continued to improve the pandemic prevention and control working mechanism. We made every effort to respond to domestic local pandemics, timely adjusted counter measures, strictly complied with the pandemic prevention regulations of local governments and communities, and strengthened staff management according to grid requirements. We have developed a protection mechanism for personnel backup and production and living facilities to ensure normal production and operation while implementing prevention and control measures. During the reporting period, the Group actively responded to the challenge from the pandemic, coordinated pandemic prevention and control as well as safety production and operation, and realised uninterrupted flight operation and stable and orderly production and operation challenged by the pandemic.

2.	Safety Management

During the reporting period, the Group firmly adhered to the safety bottom line and deepened the special three-year campaign to improve safety production. We carried out comprehensive safety inspections, formulated 31 safety production measures, and comprehensively summarised 10 major safety risks. We carried out safety discussions and strengthened the safety concept of “guaranteeing the absolute safety of aviation operation and the absolute safety of livelihood” of all employees. We proactively implemented the Production Safety Law and carried out special safety management work such as the 100-day safety campaign, and special rectification to prevent and resolve major risks. During the reporting period, the Group achieved safe flight of 779,000 hours, secured aviation safety in 272 consecutive months and aviation security in 337 consecutive months, maintained the leading position in the industry in terms of safety.

3.	Operation Service

During the reporting period, the Group continuously improved its operation quality and perfected its service quality management system. We continuously carried out special actions to improve flight normality, established the airline operation center (AOC) disaster recovery center, and strived to improve operation efficiency. We summarised the whole process of flight operation and optimised the scheme of “one plan for one airport (一場一策)”. We prepared the “14th Five-year Plan” smart operation action plan and promoted the intelligent transformation of operation management. We formulated an action plan to further promote the construction of “affinity and refinement” services and created “humanized, digital, refined, personalized and convenient” services. We have established a “transit steward” mechanism and initiated AI intelligent baggage compensation. We have improved the “home flavor” product system, and the food satisfaction increased by 13.1% year-on-year. During the reporting period, the Group continued to strengthen brand building and was rated the first in the civil aviation industry in the ranking of Chinese brand strength index in 2022.

4.	Management Response

During the reporting period, the Group actively responded to multiple shocks, and made every effort to enhance operating efficiency. We formulated and implemented business response plans, emphasised “two matching and two strengthening”, that is matching the capacity with the market, matching the load volume with the load cost, strengthening the revenue management, strengthening customer base, and continued to improve operation capabilities. We promoted the transformation of group customer business, and engaged 2,727 new group customers and 4.605 million new members. We launched new products such as instant upgrades, and implemented various measures to increase operating revenue. We continued to seize the opportunity in the freight market, converted 5,478 passenger flights to freight flights, and improved customer operation capabilities. During the reporting period, the cargo and mail revenue was RMB11.14 billion.

5.	Lean Control

During the reporting period, the Group focused on building a long-acting mechanism of cost leadership, and took multiple measures to further promote lean management. We continued to carry out lean cost management special activities, and focused on optimizing the cost of jet fuel and meals. We focused on improving fund management to enhance the centralized level of funds on a continuous basis. We actively expanded low-cost financing channels, issued tranches of ultra-short-term financing bills, and continuously reduced financing costs. We strictly controlled investment scale and continuously improved asset utilization efficiency.

6.	Reform and Development

During the reporting period, the Group promoted reforms in depth and accelerated the implementation of development strategies. We solidly promoted the three-year action of state-owned enterprise reform, and continued to promote the contractual management of the tenure system. We improved the market-oriented operation mechanism and optimized the market-oriented accounting rules. We deepened reform of aircraft maintenance, and continuously consolidated the development foundation of “marketization, integration, industrialization and internationalization” of aircraft maintenance. We focused on building the Beijing hub and continued to enhance the market control in the Greater Bay Area. We started the construction of customer management system and enriched products such as shopping malls, insurance, vacations and transportation, expanded mileage consumption and cumulative scenarios, and made positive progress in ecological circle construction. We steadily promoted digital transformation, improved the process structure, promoted process optimization, and promoted the construction of the “big sharing” system.

Business Plans for the Second Half of 2022

The World Bank predicts that the global economy will grow by 2.9% in 2022. Global economic growth will slow down due to the impact of the COVID-19 pandemic and stagflation risks. Upholding the underlying principle of pursuing progress while ensuring stability, China will effectively coordinate pandemic prevention and control as well as economic and social development, promote the implementation of policies and measures to stabilize growth, and promote sustainable and healthy economic development.

Due to high oil prices, airlines are under greater operating pressure. IATA expects that the global air transport industry will maintain a loss position in 2022, with a net loss of US$9.7 billion for 2022.

Facing the complex and severe situation, the Group will strengthen its confidence in development, continue to carry out the decision and deployment of the central government, and implement various work of pandemic prevention and control. It will firmly guard the safety bottom line, ensure management response, improve the quality of operation services, and promote the implementation of reform strategies, so as to gain new momentum for subsequent development.

1.	Firmly Guard the Safety Bottom Line

The Group will firmly guard the safety bottom line and create sustainable and high-quality safety. We will deepen the construction of seven major safety systems, evaluate and improve the staged effectiveness of system construction, improve the safety performance monitoring indicators, and promote the informatization of the regulatory process and the modernization of security governance system and governance capabilities. We will strengthen security risk research and judgment, enhance the management and control in advance and of process, formulate targeted measures for each risk, and push the security threshold forward. We will establish and improve the safety responsibility list of each responsible subject, and establish a competency and quality model for post safety management. We will strictly control the quality of safety training, and conduct qualification inspections on a regular basis. We will use safety assessment, cabin sound monitoring, remote monitoring and other means to promote the datamation, informatization and explicitation of potential safety risks. The Group will keep ensuring aviation safety throughout 2022.

2.	Continuously Improve the Quality of Operation and Service

The Group will continue to improve the quality of operation and service. We will continue to carry out special promotion actions for flight normalization, optimize the relevant guarantee mechanism for fast transfer, strengthen the coordination and linkage of marketing, operation and service, improve the handling efficiency of flight delay, and improve the management system for risky flights. We will establish a customer-centric service and quality control system, implement the service action plan of “humanization, digitization, refinement, personalization, and convenience”; we will form a comprehensive control process of service quality including customer demand collection, product portfolio, performance evaluation, and result feedback optimization; we will also promote smart travel services and continue to create six service cards.

3.	Strive to Achieve Good Business Responses

The Group will adjust our marketing strategies in a flexible way, continue to do a good job in freight operations, take various measures to reduce costs and increase efficiency, and make an all-out effort to improve the quality of operations. We will closely follow the changes in pandemic and market, flexibly adjust the deployment of airline capacity, increase investments in hot markets and major strategic markets, increase flights on international passenger routes, strengthen the acquisition of time resources, enrich the product matrix, strengthen the automation and intelligent construction of the revenue system, and to meet the differentiated needs of customers. We will make full use of passenger and freighter crews resources in an integrated manner, strengthen the development of transshipment sources and the sales of international return journeys, seize the opportunity of flight recovery, strengthen the operation of cabins, deploy businesses in urban cargo terminals, logistics parks, truck flights and others, and comprehensively improve our ability to serve customers. We will adhere to the lean management and control strategy, carry out in-depth special activities of “Building Golden Idea Benefit Project (打造金點子效益工程)”, promote excellent golden idea projects, strengthen the cost control of aviation fuel and strive to increase revenue and reduce expenditure.

4.	Promote Strategic Implementations and Intensify Reforms

The Group will accelerate the implementation of its development strategies and intensify its reform efforts. We will improve the operating quality in the Beijing hub, actively strive for high-quality peak hours, consolidate and enhance our market control in the Greater Bay Area, and build a brand express line; we will continue to promote the adjustment and optimization of the five major structures, promote the transformation of the ecosystem business platform, promote the productization of services, and accelerate the construction of the customer operation system, promote the customer operation model based on differentiated customer groups, and promote the construction of smart China Southern Airlines. We will make every effort to promote the continuous deepening of key reforms, optimize and improve the management tenure plan, and improve the quality of tenure-based contractual management; we will strengthen the standardized operation of the board of directors of our subsidiaries and build a talent pool for external directors; we will also continue to promote the reforms of crew maintenance to achieve integrated resource allocation; we will also promote the non-public offering of shares.

IV.	MAJOR INFORMATION OF OPERATIONS DURING THE REPORTING PERIOD

(I)	Analysis on Changes in Financial Statements Related Items

Unit: RMB million

Items	January to June 2022	January to June 2021	Increase/(decrease)%
Operating revenue	40,817	51,576	(20.86)
Operating expenses	53,349	56,465	(5.52)
Net cash generated from operating activities	1,654	4,940	(66.52)
Net cash used in investing activities	(2,010)	(6,436)	(68.77)
Net cash generated from financing activities	1,371	1,049	30.70

(II)	Operational Revenue Analysis

In the first half of 2022, the Group recorded operating revenue of RMB40,817 million, representing a year-on-year decrease of 20.86%. Among which, traffic revenue was RMB37,875 million, representing a year-on-year decrease of 22.00%, mainly due to the decrease in passenger revenue. Passenger revenue decreased in line with the decrease of traffic volume, when COVID-19 pandemic recurred during the reporting period. Cargo and mail revenue was RMB11,143 million, representing a year-on-year increase of 25.68%, mainly resulted from the increase of international freight unit price, and accordingly the increase in cargo and mail revenue. Revenue from other businesses was RMB2,942 million, representing a year-on-year decrease of 2.55%, with no significant changes.

Unit: RMB million

Items	January to June 2022	January to June 2021	Increase/(decrease)%
Traffic revenue	37,875	48,557	(22.00)
Including: Passenger	26,732	39,691	(32.65)
Cargo and mail	11,143	8,866	25.68
Other operating revenue	2,942	3,019	(2.55)

Total operating revenue	40,817	51,576	(20.86)

Passenger Revenue by Region

Unit: RMB million

Items	January to June 2022	January to June 2021	Increase/(decrease)%
Domestic	22,481	36,621	(38.61)
International	4,150	2,930	41.64
Hong Kong, Macau and Taiwan	101	140	(27.86)

Total	26,732	39,691	(32.65)

Cargo and Mail Revenue by Region

Unit: RMB million

Items	January to June 2022	January to June 2021	Increase/(decrease)%
Domestic	788	874	(9.84)
International	10,302	7,917	30.13
Hong Kong, Macau and Taiwan	53	75	(29.33)

Total	11,143	8,866	25.68

(III)	Operational Expenses Analysis

	January to June 2022		January to June 2021		Increase/(decrease) (%)
Operating expenses	RMB Million	Percentage (%)	RMB Million	Percentage (%)
Flight operation expenses	23,236	43.55	22,696	40.19	2.38
Maintenance expenses	5,147	9.65	6,054	10.72	(14.98)
Aircraft and transportation service expenses	8,432	15.81	10,438	18.49	(19.22)
Promotion and selling expenses	1,798	3.37	2,302	4.08	(21.89)
General and administrative expenses	1,599	3.00	1,772	3.14	(9.76)
Depreciation and amortisation	11,857	22.23	12,104	21.44	(2.04)
Hotel and tour operation expenses	229	0.43	323	0.57	(29.10)
External air catering service expenses	158	0.30	155	0.27	1.94
Financial institution charges	33	0.06	35	0.06	(5.71)
Cargo handling expenses	184	0.34	189	0.33	(2.65)
Others	676	1.26	397	0.71	70.28

Total operating expenses	53,349	100.00	56,465	100.00	(5.52)

Total operating expenses in the first half of 2022 amounted to RMB53,349 million, representing a decrease of RMB3,116 million or 5.52% as compared to the first half of 2021, mainly due to the decrease in aircraft and transportation service expense and maintenance expense. Total operating expenses accounted for 130.70% of total operating revenue, representing an increase by 21.22 percentage points as compared to the same period last year.

Flight operating expenses, accounted for 43.55% of the total operating expenses, increased by 2.38% to RMB23,236 million as compared to the same period last year, mainly due to the combined effect of higher oil prices and reduced flight volume.

Aircraft and transportation service expenses, accounted for 15.81% of total operating expenses, decreased by 19.22% to RMB8,432 million as compared to the same period last year, mainly due to the decrease in flight volume resulting from the recurring COVID-19 pandemic.

Maintenance expenses, accounted for 9.65% of total operating expenses, decreased by 14.98% to RMB5,147 million as compared to the same period last year, mainly due to the decrease in flight volume.

Promotion and selling expenses, accounted for 3.37% of total operating expenses, decreased by 21.89% to RMB1,798 million as compared to the same period last year, mainly due to the decrease in handling fees of flight sales agents resulting from the reduced flight volume.

General and administrative expenses, accounted for 3.00% of total operating expenses, decreased by 9.76% to RMB1,599 million as compared to the same period last year, mainly due to the decrease in labor cost and other office expenses.

Depreciation and amortisation accounted for 22.23% of total operating expenses, stayed at the same level in amounts as compared to the same period last year.

(IV)	Cash Flow Analysis

In the first half of 2022, the Group recorded a net cash inflow from operating activities of RMB1,654 million, while the net cash inflows from operating activities was RMB4,940 million in the first half of last year. The decrease in net cash inflows from operating activities was mainly due to the decrease in income. Net cash used in investment activities was RMB2,010 million, representing a decrease of 68.77% as compared to RMB6,436 million in the same period of last year, mainly due to the combined impact of the increase in aircraft disposal income and the decrease in aircraft introduction in the first half of the year. The net cash generated from financing activities was RMB1,371 million, representing an increase of 30.70% as compared to RMB1,049 million in the same period of last year, mainly due to the increase in net cash generated from borrowings. As at 30 June 2022, the cash and cash equivalents of the Group amounted to RMB22,507 million, representing an increase of 4.90% as compared to 31 December 2021.

(V)	Liquidity, Financial Resources and Capital Structure

1.	Analysis on Assets and Liabilities Structure

Unit: RMB million

Items	30 June 2022	Percentage of total assets/ liabilities %	31 December 2021	Percentage of total assets/ liabilities %	Increase/ (decrease) %	Change of percentage point of total assets/ liabilities
Deferred tax assets	16,969	5.28	12,823	3.97	32.33	1.31
Trade receivables	4,289	1.33	2,858	0.88	50.07	0.45
Assets held for sale	834	0.26	1,292	0.40	(35.45)	(0.14)
Trade payables	1,765	0.71	1,328	0.56	32.91	0.15
Current income tax	413	0.17	844	0.35	(51.07)	(0.18)

As of 30 June 2022, total assets of the Group amounted to RMB321,412 million, representing a decrease of 0.56% as compared to 31 December 2021, among which, current assets were RMB38,029 million, accounting for 11.83% of the total assets, while non-current assets were RMB283,383 million, accounting for 88.17% of the total assets. Deferred income tax assets amounted to RMB16,969 million, accounting for 5.28% of the total assets, representing an increase of 32.33% over 31 December 2021, mainly due to the increase in deductible tax losses during the reporting period. Trade receivable amounted to RMB4,289 million, accounting for 1.33% of the total assets, an increase of 50.07% over 31 December 2021, mainly due to the continuous high air freight prices during the reporting period, which led to the increase in the revenue of the cargo and mail transportation, and the increase in the trade receivable of cargo and mail service.

As at 30 June 2022, total liabilities of the Group amounted to RMB249,764 million, representing an increase of 4.63% as compared to the beginning of the period, among which, current liabilities were RMB127,408 million, accounting for 51.01% of the total liabilities; non-current liabilities were RMB122,356 million, accounting for 48.99% of the total liabilities.

The Group’s interest-bearing liabilities classified by currencies are as follows:

Unit: RMB million

	30 June 2022		31 December 2021		Increase/(decrease) (%)
	Amount	Percentage (%)	Amount	Percentage (%)
USD	41,686	20.25	43,778	21.96	(4.78)
RMB	161,380	78.40	152,429	76.48	5.87
Other	2,780	1.35	3,100	1.56	(10.32)
Total	205,846	100.00	199,307	100.00	3.28
Fixed rate interest-bearing liabilities	150,423	73.08	144,553	72.53	4.06
Floating rate interest-bearing liabilities	55,422	26.92	54,754	27.47	1.22

Net exchange loss of RMB2,052 million was recorded by the Group in the first half of 2022, as compared with a net exchange gain of RMB793 million in the corresponding period of 2021, mainly due to the impact of the fluctuation of the exchange rate of US dollar against RMB during the reporting period.

2.	Debt Paying Ability Analysis

As at 30 June 2022, the Group’s debt ratio (total liabilities divided by total assets) was 77.71%, representing an increase of 3.86 percentage points as compared to 73.85% as at 31 December 2021. As at 30 June 2022, the Group’s current ratio (current assets divided by current liabilities) was 29.85%, representing a decrease of 4.27 percentage points as compared to 31 December 2021. As at 30 June 2022, the Group has obtained credit facilities of approximately RMB352,610 million in aggregate granted by several banks and other financial institutes, among which approximately RMB103,520 million has been utilised and the unutilised amount was approximately RMB249,090 million. Management believes that these credit facilities are sufficient for the Group to meet the requirement of working capital and future capital commitments.

3.	Major Restricted Assets at the End of the Reporting Period

As at 30 June 2022, restricted deposits with banks and other financial institutes of the Group was RMB200 million.

Save as disclosed above, the Group has no other restricted assets.

V.	OTHER DISCLOSURE MATTERS

(I)	Analysis on Investments

1.	Major Equity Investment

Nil.

2.	Major Non-equity Investment

Nil.

3.	Financial Assets Carried at Fair Value

Unit: RMB million

Stock code	Abbreviation/full name	Initial Investment cost	Equity ownership (%)	Carrying value at the end of the period	Profit and loss for the reporting period	Changes in owners’ equity during the reporting period	Accounting item	Sources of the shares
000099	Citic Offshore Helicopter Co., Ltd.	9	0.48	23	(2)	—	Other non-current financial assets	Purchase
601328	Bank of Communications Co., Ltd.	16	0.01	43	—	—	Other non-current financial assets	Purchase
Not applicable	China Air Service Ltd.	2	1.00	1	—	—	Other non-current financial assets	Capital increase
Not applicable	Aviation Data Communication Corporation	1	2.50	26	—	—	Other non-current financial assets	Capital increase
00696	Travelsky Technology Limited	33	2.25	523	—	—	Other equity instrument investments	Establishment
Not applicable	Haikou Meilan International Airport Co., Ltd.	100	2.35	40	—	—	Other equity instrument investments	Capital increase

Total		161	/	656	(2)	—	/	/

(II)	Major Assets and Shareholding Disposal

During the reporting period, there were no disposal of any major assets or equity investments by the Company.

(III)	Analysis on Major Subsidiaries and Joint Ventures and Associates

1.	Main Operational Information of Six Airline Subsidiaries of the Group:

Name	Number of aircraft	Proportion (%)	Number of passengers carried (thousand)	Proportion (%)	Cargo and mail carried (tonne)	Proportion (%)	RTK (million)	Proportion (%)	RPK (million)	Proportion (%)
Xiamen Airlines	208	23.6	8,188.15	27.5	90,083.7	13.5	1,394.29	17.5	12,913.88	26.7
Shantou Airlines	16	1.8	784.65	2.6	5,983.1	0.9	98.10	1.2	1,018.26	2.1
Zhuhai Airlines	16	1.8	524.36	1.8	3,979.7	0.6	84.65	1.1	874.10	1.8
Guizhou Airlines	20	2.3	982.36	3.3	9,214.7	1.4	143.27	1.8	1,448.52	3.0
Chongqing Airlines	30	3.4	1,286.70	4.3	7,846.6	1.2	167.92	2.1	1,758.23	3.6
Henan Airlines	30	3.4	1,026.33	3.5	9,044.6	1.4	143.30	1.8	1,468.61	3.0

Note: The operational information of Xiamen Airlines includes operational information of its subsidiaries, Hebei Airlines and Jiangxi Airlines.

2.	Analysis on Major Controlling Companies

(1)	Xiamen Airlines

Xiamen Airlines was established in August 1984 with registered capital of RMB14 billion. The legal representative is Wang Zhi Xue. The Company holds 55% of the shares in Xiamen Airlines; Xiamen Jianfa Group Co., Ltd. and Fujian Investment Group Co., Ltd. also hold 34% and 11% of the shares of the shares in Xiamen Airlines, respectively.

During the reporting period, Xiamen Airlines earned operating revenue of RMB8,801 million, representing a decrease of 22.78% as compared with the same period of the previous year; and net loss of RMB1,654 million was recorded as compared with net loss of RMB48 million for the same period of the previous year. As at 30 June 2022, Xiamen Airlines’ total assets amounted to RMB50,401 million, and net assets amounted to RMB17,877 million.

(2)	Logistics Company

Logistics Company was established in June 2018 with registered capital of RMB1.818 billion. The legal representative is Liu Zu Bin. Logistics Company is owned as to 55% by the Company.

During the reporting period, Logistics Company earned operating revenue of RMB11,660 million, representing an increase of 34.91% as compared with the same period of the previous year; and net profit of RMB2,644 million was recorded as compared with net profit of RMB2,365 million for the same period of the previous year. As at 30 June 2022, Logistics Company’s total assets amounted to RMB18,635 million, and net assets amounted to RMB11,286 million.

3.	Information of Other Major Joint Ventures and Associates

Name of investee companies	Nature of business	Registered capital	Proportion of shares held at the investee companies (%)

			Direct	Indirect
1. Joint ventures
Guangzhou Aircraft Maintenance Engineering Co., Ltd.	Aircraft repair and maintenance services	USD65,000,000	50	0
MTU Maintenance Zhuhai Co., Ltd.	Aircraft repair and maintenance services	USD163,100,000	50	0
2. Associates
Finance Company	Financial services	RMB1,377,730,000	41.81	6.78
SACM	Advertising agency services	RMB200,000,000	40	0
Sichuan Airlines	Airlines transportation	RMB1,000,000,000	39	0

(IV)	Potential Risks

1.	Macro Environment Risks

(1)	Risks of Fluctuation in Macro Economy

The degree of prosperity of the civil aviation industry is closely linked to the status of the development of the domestic and international macro economy. Macro economy has a direct impact on the economic activities, the disposable income of the residents and the import and export trade volume, which in turn affects the demand of the air passenger and air cargo, and further affects the business and operating results of the Group.

(2)	Risks of Macro Policies

Macroeconomic policies made by the government, in particular the adjustment in the cyclical macro policies, such as credit, interest rate, exchange rate and fiscal expenditure, have a direct or indirect impact on the air transportation industry. In addition, the establishment of the new airlines, the opening of aviation rights, routes, air ticket fares and other aspects are regulated by the government, and the fuel surcharges pricing mechanism is also formulated by the government. The changes in the relevant policies will have a potential impact on the operating results and the future development of the business of the Company.

2.	Force Majeure Risks such as Serious Pandemics and Natural Disasters

The aviation industry is subject to a significant impact from the external environment, public health emergencies, such as serious pandemics, natural disasters such as floods, typhoons and volcanic eruptions, terrorist attacks, international political turmoil and other factors. These risks will affect the normal operation of the airlines, and thus bringing unfavourable effect to the results and long-term development of the Company.

3.	Industry Risks

(1)	Risks of Intensified Competition in the Industry

Faced with ever-changing markets, if the Company fails to effectively enhance its ability to predict and adopt flexible sales strategies and pricing mechanisms, it may have an impact on the Company’s goal of achieving expected returns. With regard to the introduction of transportation capacity, rapid growth of industry capacity and the slowdown in market demand has become increasingly significant. If the Company fails to establish a corresponding capacity introduction and exit mechanism, it may have a material adverse effect on the Company’s operating efficiency. In terms of exploring the international market, if the Company fails to further improve the operational quality of international routes, it may affect the Company’s operating income and profit levels.

(2)	Risks of Competition from Other Modes of Transportation

There is certain substitutability in short to medium range routes transportation among air transport, railway transportation and road transportation. With the improving high speed rails network, if the Company fails to develop an effective marketing strategy to deal with high-speed rail competition, it may affect the Company’s operating efficiency.

4.	Risks of the Company Management

(1)	Safety Risks

Flight safety is the prerequisite and foundation for the normal operation of the airlines. Adverse weather, mechanical failure, human error, aircraft defects as well as other force majeure incidents may have effect on the flight safety. With big size of aircraft fleet and large amount of cross-location, overnight or international operations, the Company was confronted with certain challenges in its safety operation. In case of any flight accident, it will have an adverse effect on the normal production and operation and reputation of the Company.

(2)	Information Safety Risks

The information safety situation is becoming more and more severe. If the Company fails to manage the information safety affairs at company level or a higher level, increase input of information safety resources, and strengthen the information safety management, the Company’s safety, production, operation, marketing and service, etc. may be affected, as a result of which the Company may be affected and suffer losses.

(3)	Risks of High Capital Expenditure

The major capital expenditure of the Company is to purchase aircraft. In recent years, the Company has been optimising the fleet structure and reducing the operational cost through introducing more advanced models, disposing obsolete models and streamlining the number of models. Due to the high fixed costs for the operation of aircraft, if the operation condition of the Company suffered from a severe downturn, it may lead to the significant drop in the operating profit, financial distress and other problems.

5.	Financial Risks of the Company

(1)	Risks of Fluctuation in Foreign Currency

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People’s Bank of China (“PBOC”) or other institutions authorised to buy and sell foreign exchange or at a swap centre. Substantially all of the Group’s lease liabilities are denominated in foreign currencies, principally US dollars, Euro and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies therefore affects the Group’s results significantly. In particular, fluctuations in exchange rate of US dollar against Renminbi will have a material impact on the Group’s finance expense. Assuming risks other than exchange rate remain unchanged, the shareholders’ equity of the Group will increase (or decrease) by RMB304 million and the net loss of the Group will decrease (or increase) by RMB304 million during the reporting period in the case of each and every 1% increase (or decrease) of the exchange rate of RMB to US dollar as at 30 June 2022.

(2)	Risks of Fluctuation in Jet Fuel Price

The jet fuel cost is the most major expenditure for the Group. Both the fluctuation in the international crude oil prices and the adjustment of domestic fuel prices by the NDRC have great impact on the cost of the Group. Although the Group has adopted various fuel saving measures to decrease the fuel consumption volume, if there is significant fluctuation in the international oil prices, the operating results of the Group may be significantly affected. Assuming that the fuel oil consumption remains unchanged, in the case of each and every 10% increase or decrease in average fuel price during the reporting period, the Group’s operating expenses would increase or decrease by RMB1,440 million for the reporting period.

In addition, the Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There is currently no effective means available to manage the Group’s exposure to the fluctuations of domestic jet fuel prices. However, according to the “Notice on Questions about Establishing Linked Pricing Mechanism for Fuel Surcharges of Domestic Routes and Jet Fuel” jointly published by the NDRC and the CAAC in 2009, airlines may, within a prescribed scope, decide at their discretion the collection standard of the fuel surcharges on passengers of domestic routes. The linked pricing mechanism, to a certain extent, may reduce the Group’s exposure to fluctuation in jet fuel price.

(3)	Risks of Fluctuation in Interest Rate

Since the civil aviation industry is featured with “high investments”, the gearing ratio of the airlines is generally high. Therefore, the interest rate fluctuation resulting from the changes in the amount of capital in the market has a relatively greater influence on the Group’s financial expenses, which would further affect the Group’s operating results. During the reporting period, assuming all other risk variables other than interest rate remained constant, 100 basis point increase (or decrease) of the Group’s comprehensive capital cost would cause decrease (or increase) in equity attributable to shareholders and increase (or decrease) in net loss of the Group by RMB323 million during the reporting period. As at 30 June 2022, the gearing ratio (defined as total borrowings divided by total equity) of the Company was 152%. Please refer to note 3 to the interim financial report prepared under International Accounting Standard 34 for the details of risks of fluctuation in interest rate and related hedging measures.

SERVICE

Reinforce Affinity and Refinement,

Make an Image of Rich Advantages

CORPORATE GOVERNANCE

I.	GENERAL MEETINGS

During the reporting period, on 30 June 2022, the Company held the 2021 annual general meeting, at which all resolutions were considered and approved by the shareholders by poll. For details, please refer to (i) the Announcement on Poll Result of 2021 Annual General Meeting of China Southern Airlines disclosed on China Securities Journal, Shanghai Securities News, Securities Times and the website of SSE on 1 July 2022; and (ii) the announcement of the Company disclosed on the websites of the Stock Exchange and the Company on 30 June 2022.

II.	CHANGES IN DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

During the reporting period, the changes in Directors, Supervisors and senior management of the Company were as follows:

Name	Position	Change
Li Tong Bin	Executive Vice President	Resigned
Li Tong Bin	Chief Engineer	Resigned
Wu Rong Xin	Chief Engineer	Appointed
Cheng Yong	Executive Vice President	Resigned
Su Liang	Chief Economic Manger	Resigned

During the reporting period, the Board of the Company appointed Mr. Wu Rong Xin as the chief engineer of the Company by means of the signature of the Directors on 7 January 2022. For details, please refer to (i) the announcement of the Company disclosed on China Securities Journal, Shanghai Securities News, Securities Times and the website of SSE on 8 January 2022; and (ii) the announcement of the Company disclosed on the websites of the Stock Exchange and the Company on 7 January 2022.

III.	PROPOSALS FOR PROFIT DISTRIBUTION OR THE TRANSFER OF CAPITAL RESERVE TO SHARE CAPITAL

No interim dividend for the six months period ended 30 June 2022 was declared by the Company, and there was no issue of shares by way of conversion of capital reserve. The profit distribution proposal of the Company for the year 2021 was considered and approved at the 2021 annual general meeting of the Company held on 30 June 2022.

IV.	EQUITY INCENTIVE PLAN

During the reporting period, the Company did not implement nor had an on-going equity incentive plan.

V.	CHANGES OF INFORMATION OF DIRECTORS OR SUPERVISORS UNDER RULE 13.51B (1) OF THE LISTING RULES

During the reporting period, there is no information required to be disclosed of the Company pursuant to rule 13.51B(1) of the Listing Rules.

VI.	INTERESTS OF THE DIRECTORS AND SUPERVISORS IN THE EQUITY OF THE COMPANY

As at 30 June 2022, none of the Directors, chief executive or Supervisors of the Company had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to the SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or which were required to be recorded in the register maintained by the Company pursuant to section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code as set out in Appendix 10 to the Listing Rules.

VII.	SHAREHOLDING OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

During the reporting period, there was no change in shareholding of current Directors, Supervisors and senior management of the Company or the Directors, Supervisors and senior management of the Company who resigned during the reporting period.

During the reporting period, no share incentive was granted to the Directors, Supervisors and senior management of the Company.

VIII.	EMPLOYEES

As at 30 June 2022, the Group had an aggregate of 97,709 employees (31 December 2021: 98,098). The wages of the Group’s employees consist of basic salaries and bonuses. The current information in relation to the emolument policy of employees and training plan has not changed materially from the information disclosed in the 2021 annual report of the Company.

IX.	COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Board of the Company considers that the Group has complied with the code provisions of the Corporate Governance Code as set out in Part 2 of Appendix 14 to the Listing Rules for the six months ended 30 June 2022.

X.	COMPLIANCE WITH THE MODEL CODE

The Company has adopted a code of conduct which is no less stringent than the Model Code as set out in Appendix 10 to the Listing Rules regarding securities transactions of the Directors of the Company. Having made specific enquiries with all the Directors, the Directors have complied with the Model Code and the code of conduct during the six months ended 30 June 2022.

XI.	REVIEW OF THE INTERIM REPORT BY THE AUDIT AND RISK MANAGEMENT COMMITTEE

The Audit and Risk Management Committee of the Company, together with the management and the external auditors, have reviewed the accounting principles and practises adopted by the Group and discussed the financial reporting matters, including the review of the interim financial report prepared in accordance with the International Financial Reporting Standards 34.

XII.	PURCHASE, SALE OR REDEMPTION OF SHARES

During the six months ended 30 June 2022, neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares of the Company.

ENVIRONMENTAL AND SOCIAL RESPONSIBILITY

I.	INFORMATION ON ENVIRONMENTAL PROTECTION

(I)	Information on Environmental Protection of Enterprises and Its Key Subsidiaries which were Classified as Major Pollution Discharge Units Published by the Environmental Protection Authorities

1.	Information on Pollution Discharge

The Group always adheres to the concept of green development, earnestly fulfills responsibilities for environmental protection, and continuously improves the pollution prevention and control as well as the management of environmental protection. The Shenyang Base of the Engineering Technology Branch of the Company is classified as a major pollution discharge unit for soil environment of Shenyang, and Guangzhou Aircraft Maintenance Engineering Co., Ltd., a joint venture of the Company, is classified as a major pollution discharge unit for atmospheric environment of Guangzhou. The main pollutants are wastewater, exhaust gas and hazardous waste. The details are as follows:

Name of the Company or its subsidiaries	Names of major pollutants and featured pollutants	Method of discharge	Distribution of discharge outlets	Concentration of pollutant discharged	Implemented pollutant discharge standards	Total discharge	Total discharge approved	Excessive discharge
Shenyang Base of the Engineering Technology Branch of China Southern Airlines Company Limited	Wastewater: COD, ammonia nitrogen, suspended solids, petroleum	Intermittent discharge	Wastewater: 1 main outlet	Wastewater:	Wastewater discharge standard is in accordance with the Integrated Sewage Discharge Standard of Liaoning Province (DB21/1627-2008)	/	/	No
COD: 27 mg/L
Ammonia nitrogen: 0.83 mg/L
Suspended solids: 47.33 mg/L
				Petroleum: 1.25 mg/L		/	/
	Exhaust gas: PM, VOCs, dust, nitrogen oxide, sulfur dioxide	Intermittent discharge	Exhaust gas: 11 exhaust gas outlets		Level 2 standard on new pollution source of the Integrated Emission Standards for Air Pollutants (GB16297-1996) was executed to handle the particulate matter in the exhaust gas;	/	/	No
The Emission Standard of Volatile Organic Compounds for Industrial Surface Coating (DB21/3160-2019) was executed to handle the exhaust gas of surface coating
				Boiler exhaust vent:	Boiler exhaust gas implements the Boiler Air Pollutant Emission Standard (GB13271-2014)	/	/
Dust: 6.1 mg/m3
Sulfur dioxide: < 4 mg/m3
Nitrogen oxides: 110 mg/m3
	Hazardous waste	Intermittent discharge	5 temporary storage rooms for hazardous waste 4 underground storage tanks	/

The Standard for Pollution Control on the Storage and Disposal Site for General Industrial Solid Wastes (GB18599-2001) and its 2013 Revisions (Notice No. 36 of 2013) were executed to handle solid waste; The relevant provisions of the Pollution Control Standards for Hazardous Waste Storage (GB18597-2001) and its Revisions (Notice No. 36 of the Ministry of Environmental Protection in 2013) were executed to handle hazardous waste; The relevant provisions of the Directory of National Hazardous Wastes were executed for the classification of industrial solid wastes.

						900-404-06 Waste organic solvent 37.79t	Waste organic solvent 160t	No
						900-214-08 Used mineral oil, wastes with oil content 9.8t	Used mineral oil, wastes with oil content 25t
						900-249-08 Used mineral oil, wastes with mineral oil content 8t	Used mineral oil, wastes with mineral oil content 30t
						900-041-49 Other waste 27.54t	Other waste 55t

Name of the Company or its subsidiaries	Names of major pollutants and featured pollutants	Method of discharge	Distribution of discharge outlets	Concentration of pollutant discharged	Implemented pollutant discharge standards	Total discharge	Total discharge approved	Excessive discharge
Guangzhou Aircraft Maintenance Engineering Co., Ltd.	Exhaust gas	Intermittent discharge	6 exhaust vents in paint hangar	DA001: Benzene: 0.19 mg/m³ Methylbenzene + Xylene: 3.19 mg/m³ VOCs: 14.2 mg/m³ PM: < 20 mg/m³	Emission Standard of Volatile Organic Compounds for Surface Coating (Motor Industry) DB44/816-2010	/	/	No

				DA002: Benzene: 0.07 mg/m³ Methylbenzene + Xylene: 1.07 mg/m³ VOCs: 5.35 mg/m³ PM: < 20 mg/m³	Emission Standard of Volatile Organic Compounds for Surface Coating (Motor Industry) DB44/816-2010	/	/	No

				DA003: Benzene: 0.07 mg/m³ Methylbenzene + Xylene: 1.21 mg/m³ VOCs: 5.85 mg/m³ PM: < 20 mg/m³	Emission Standard of Volatile Organic Compounds for Surface Coating (Motor Industry) DB44/816-2010	/	/	No

				DA004: Benzene: 0.12 mg/m³ Methylbenzene + Xylene: 1.58 mg/m³ VOCs: 6.36 mg/m³ PM: < 20 mg/m³	Emission Standard of Volatile Organic Compounds for Surface Coating (Motor Industry) DB44/816-2010	/	/	No

				DA005: Benzene: 0.05 mg/m³ Methylbenzene + Xylene: 0.52 mg/m³ VOCs: 2.75 mg/m³ PM: < 20 mg/m³	Emission Standard of Volatile Organic Compounds for Surface Coating (Motor Industry) DB44/816-2010	/	/	No

				DA006: Benzene: 0.11 mg/m³ Methylbenzene + Xylene: 1.07 mg/m³ VOCs: 4.27 mg/m³ PM: < 20mg/m³	Emission Standard of Volatile Organic Compounds for Surface Coating (Motor Industry) DB44/816-2010	/	/	No

			1 exhaust vents in surface treatment workshop	Lanthanum sulfate: < 5 mg/m³ (below the detection limit) Mist of chromic acid: 0.006 mg/m³ Nitrogen oxides: < 0.7 mg/m³ (below the detection limit)	Electroplating Pollutant Discharge Standard GB 21900-2008	/	/	No

	Wastewater	Intermittent discharge	1 pretreatment outlet in sewage treatment station	Hexavalent chromium: < 0.004 mg/L (below the detection limit) T-Cr: 0.02 mg/L	Emission Limits of Water Pollutants DB44/26-2001	/	/	No

			1 main outlet in sewage treatment station	COD: 58 mg/L Five-day BOD: 13.7 mg/L Suspended solids: 32 mg/L Petroleum: 0.77 mg/L Ammonia nitrogen: 1.11 mg/L Anionic surfactant: 0.98 mg/L Fluoride: 0.37 mg/L	Emission Limits of Water Pollutants DB44/26-2001	/	/	No

			1 pretreatment outlet in surface treatment workshop	Hexavalent chromium: 0.019 mg/L T-Cr: 0.046 mg/L	Electroplating Water Pollutant Discharge Standard DB44/1597-2015	/	/	No

During the reporting period, the discharge of pollutants of the Company was in compliance with the relevant national discharge standards, and there were no violations of laws and regulations in respect of environmental protection, no major environmental pollution accidents, or any severe or major damages to the ecological environment, nor was there any general environmental pollution accidents or ecological damage events.

2.	Construction and Operation of Facilities to Prevent Pollution

The construction and operation of the Group’s “three wastes” pollution control facilities were strictly implemented in accordance with the regulatory requirements of the competent ecological environment department and the “three-simultaneous” of environmental protection. The pollution control facilities and production facilities operated simultaneously. Domestic wastewater was discharged to a sewage treatment plant for treatment. Production waste gas was discharged in strict accordance with the emission permit. Hazardous waste was collected and temporarily stored in hazardous waste temporary storage storerooms and organic waste liquid storage tanks, and entrusted qualified enterprises/institutions to transfer and disposal on a regular basis. The Group strictly followed various standards and complied with relevant environmental protection requirements.

3.	Environmental Impact Assessment and Other Administrative Permission for Environmental Protection

The construction projects of Shenyang Base of the Engineering Technology Branch of the Company and Guangzhou Aircraft Maintenance Engineering Co., Ltd. conducted environmental impact appraisal and inspection according to requirements of environment protection laws and regulations, and obtained and strictly complied with the content of the pollutant discharge permit.

4.	Emergency Plans for Environmental Contingencies

The Group actively established and improved emergency plans for environmental contingencies, and promoted to establish special management plans for environmental impact assessment reports, environmental contingencies, fires, hazardous aviation chemicals, and hazardous wastes, and emergency plans of each secondary unit, so as to establish a complete emergency management system for environmental contingencies gradually. The Shenyang Base of the Engineering Technology Branch of the Company has revised the emergency plans for environmental contingencies according to the requirements of competent ecological environment authority in 2021, and completed the filing on 22 June 2021. Guangzhou Aircraft Maintenance Engineering Co., Ltd. has filed with the local ecological environment authority for filing the emergency plans for environmental contingencies.

5.	Environment Self-monitoring Solutions

In accordance with relevant requirements of the measures for self-monitoring and information disclosure by enterprises subject to intensive monitoring and control of the state, the Group established and improved a pollution source monitoring and information disclosure system, formulated annual pollutant self-monitoring plans, and entrusted third-party companies with environmental monitoring qualifications to regularly monitor pollutants. During the reporting period, as monitored by the third-party company, the Company’s discharge of major pollutants achieved up-to-standard. The Shenyang Base of the Engineering Technology Branch of the Company and Guangzhou Aircraft Maintenance Engineering Co., Ltd. have formulated the pollutant self-monitoring plans in accordance with relevant technology standards and requirements of pollutant discharge permits, and regularly conducted on-site monitoring according to the plans.

(II)	Information that is Conducive to Protecting Ecology, Preventing Pollution, and Fulfilling Environmental Responsibilities

During the reporting period, the Company continued to push forward the Green Flight, advocated the concept of low-carbon travel, and reduced environmental pollution by use of market mechanism.

1.	Green Flight

During the reporting period, the Company continued to promote fuel saving, with focus on improving single-engine sliding and fuel-efficient launching, retracting flap height, and replacing Auxiliary Power Units (APU) with bridge-mounted equipment, and made progress in fuel saving. The Company pressed ahead meal-saving activities themed by “Green Flight” to encourage passengers to dine according to needs and cancel meals on voluntary basis.

2.	Research on “Carbon Peak and Carbon Neutrality”

During the reporting period, the Company carried out research on “carbon peak and carbon neutrality”, studied and determined the time, route and technical path of CSA to achieve carbon peak, and checked ground carbon to get a clear picture of its emissions, and developed energy-saving and emission-reduction projects and managed carbon assets in a timely manner.

3.	Reduced Impact of Carbon Emission on Climate Change by Market Mechanism

The Company has been supporting and actively participating in Chinese government’s various work regarding the market mechanism of carbon trading. During the reporting period, according to the requirements of CAAC, the Company fully fulfilled its performance for 2021 under the European Union carbon trading scheme in April 2022, and completed the carbon dioxide emission reporting and verification for 2021 of the Guangdong carbon trading scheme in May 2022. We fully completed the carbon dioxide emission report and verification of civil aviation flight activities in 2021 by using the self-developed flight carbon emission data monitoring, reporting and verification system (MRV system).

4.	Established and Improved Information System of Environmental Protection and Management

During the reporting period, the Company continued the building of an information management system of environmental protection to realize online reporting and processing of data and information regarding energy consumption and pollutant discharge, and online monitoring of environmental pollution sources, risk points, and prevention and control measures.

5.	Established and Improved the Emergency Management System for Environmental Contingencies

During the reporting period, the Company focused on emergency plans for environmental contingencies, which were supplemented by special management and plans for environmental impact assessment reports, environmental contingencies, fires, hazardous aviation chemicals, and hazardous wastes, and supported by emergency plans of each secondary unit, so as to establish a complete emergency management system for environmental contingencies, and carried out internal publicity and implement training.

6.	Developed Passenger Carbon Account and Improved the Passenger Flight Carbon Calculator

During the reporting period, the Company opened carbon accounts for passengers, which will record the reduced carbon emission behaviors such as cancelling meals, use of electronic check-in and use of E-ticket , and upgraded the passenger flight carbon calculator, preparing for the elimination of flight carbon emission by passengers voluntarily.

7.	Fully Promoted the Work of Plastic Pollution Control

During the reporting period, the Company implemented the overall plan for the treatment of plastic pollution, improved the replacement standards for disposable non-degradable plastic products, strictly implemented the standards of management and control in the production and procurement links, and carried out separate recycling and disposal. The Company has worked on innovation and research to build the CSA Building headquarters as a model.

8.	Carried Out Noise Pollution Prevention and Control

During the reporting period, in accordance with the Law of the People’s Republic of China on the Prevention and Control of Noise Pollution, which came into effect in June 2022, the Company formulated a plan for noise reduction of aircraft take-off and landing.

(III)	Measures and Effects to Reduce Carbon Emissions during the Reporting Period and Results

During the reporting period, the Company continued the refined jet fuel management. We deeply advanced special fuel-saving projects such as single-engine sliding, fuel-efficient launching, and flap height retracting. We continued to use temporary routes, increase cruise altitude, reduce the remaining fuel at landing, and improve the accuracy of traffic load reporting. During the reporting period, the fuel consumption per ton-kilometer was 2.83 tonnes/10,000-ton-kilometer, indicating the fine management of jet fuel was effective. We pressed ahead the blue sky protection campaign, carried forward the “petroleum-to-electricity” transformation for ground vehicles, and introduced new-energy field vehicles at the proportion set by regulatory requirements. We ensured that the aircraft used bridge-mounted air conditioners and bridge-mounted power supplies instead of Auxiliary Power Units, and reduced carbon emissions caused by the consumption of aviation kerosene, diesel and gasoline. We conducted research on the timetable, roadmap and approach to achieve “carbon peak and carbon neutrality” goals, and determined when and how in technical sense the Company would achieved carbon peak, and checked ground carbon to find out its emissions.

II.	CONSOLIDATE AND EXPAND THE PROGRESS IN POVERTY ALLEVIATION AND FURTHER REVITALIZE THE COUNTRYSIDE

2022 is a year for deepening the consolidation and expansion of the effective connection between the achievements of poverty alleviation and rural revitalization. During the reporting period, the Group continued to optimize the organization and leadership, improved the work ideas and plans, continued to promote the implementation of the projects invested before. The Group promoted the solid implementation of the assistance tasks of this year in an orderly manner, further demonstrating that “rural revitalization, is the responsibility of CSA”.

1.	Strengthened Organizational Leadership, Ensured the Implementation of Assistance Responsibilities

According to the requirements of superiors and in light of the actual situation of the Group’s assistance work, we have formulated the“2022 Fixed-point Assistance Work Plan”, which clarifies the key tasks for the year. We timely carried out the annual rotation of cadres. We have sent a total of 17 comrades to Pishan County to carry out village-based work, 9 of them serve as the first secretary in the village. At present, there are 44 members in our “Fanghuiju (訪惠聚)” village-based team.

2.	Multi-dimensional Assistance Project Has Begun to Bear Fruit, and Many Parties Have Worked Together to Create an Atmosphere

During the reporting period, we continued to promote the implementation of the assistance projects to achieve results and generate benefits, and continued to increase investment in education. We built the China Southern Airlines Pearl Teaching Building in Pishan County, and actively organized professional trainings for a total of 600 people in breeding, planting, construction, and beauty salons. The Group continued the investment promotion, and introduced 6 enterprises in segment of technology, footwear, petrochemical, cultural media and others to assisted area, drived a total investment of RMB250 million.

IMPORTANT MATTERS

I.	UNDERTAKINGS

(I)

Undertakings Given by Actual Controller, Shareholders, Related Parties, Acquirers and the Company and Other Related Parties during the Reporting Period or Existing to the Reporting Period Are as Follows:

Background of undertaking	Type of undertaking	Undertaking party	Content of undertaking	Time and term of undertaking	Fulfilment time limit, if any	Strict fulfilment in time, if any
Undertaking related to share reform	Other	CSAH

Upon completion of the share reform plan, and subject to compliance with the relevant laws and regulations of the PRC, CSAH will support the Company in respect of the formulation and implementation of a management equity incentive system.

				Long-term	Yes	Yes

Other undertaking	Other	CSAH

CSAH and the Company entered into a Separation Agreement with regard to the definition and allocation of the assets and liabilities between CSAH and the Company on 25 March 1995 (amended on 22 May 1997). According to the Separation Agreement, CSAH and the Company agreed to compensate the other party for the claims, liabilities and costs borne by such party as a result of the business, assets and liabilities held or inherited by CSAH and the Company pursuant to the Separation Agreement.

				Long-term	Yes	Yes

Background of undertaking	Type of undertaking	Undertaking party	Content of undertaking	Time and term of undertaking	Fulfilment time limit, if any	Strict fulfilment in time, if any
	Other	CSAH

The relevant undertakings under the Financial Services Framework Agreement entered into between the Company and Finance Company include: A. Finance Company is an enterprise group finance company duly incorporated under the “Administrative Measures for Enterprise Group Finance Companies” and other relevant laws and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the Group and the relevant capital flows are kept within the Group; B. the operations of Finance Company are in compliance with the requirements of the relevant laws and regulations and well-performed, therefore the deposits placed with and borrowings from Finance Company by the Company are secured. In future, Finance Company will continue to operate in strict compliance with the requirements of the relevant laws and regulations; C. in respect of the Company’s deposits with and borrowings from Finance Company, the Company will continue to implement its internal procedures and make decision on its own in accordance with relevant laws and regulations and the Articles of Association, and CSAH will not intervene in the relevant decision-making process of the Company; and D. CSAH will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company.

				Long-term	Yes	Yes

Background of undertaking	Type of undertaking	Undertaking party	Content of undertaking	Time and term of undertaking	Fulfilment time limit, if any	Strict fulfilment in time, if any
Other Undertaking	Resolving defects in land and other properties	CSAH

In respect of the connected transaction entered into between the Company and CSAH on 14 August 2007 in relation to the sale and purchase of various assets, the application for building title certificates for eight properties of Air Catering (with a total gross floor area of 8,013.99 square meters) and 11 properties of the Training Centre (with a total gross floor area of 13,948.25 square meters) have not been made for various objective reasons. On 19 December 2019, the Company received the Undertaking Letter on Building Title Certificates Application Work of Air Catering and Training Centre (《關於南航食品公司及培訓中心房產辦證工作的承諾函》 ) from CSAH, the controlling shareholder of the Company. So far, the application for building title certificates for 12 properties aforementioned has been completed with a total gross floor area of 14,178.25 s.q.m.. The main reason for the incomplete application of the remaining property title certificates is that the land where the property is located is leased land. Due to the change of relevant laws, regulations and policies, the application for the property title certificates cannot be made. CSAH undertook with the Company that: (1) in the case that the application of the title certificate for related property is allowed due to subsequent policy changes, all the costs and expenses arising from the application of the relevant title certificates would be borne and paid by CSAH; (2) if any third party claimed against the Company as a result of the properties not having the title certificates, or the title defect of the properties having an effect on the daily operation of the Company and giving rise to loss, such loss shall be borne by CSAH and CSAH shall have no right to seek recovery from the Company.

				Long-term	Yes	Yes

Background of undertaking	Type of undertaking	Undertaking party	Content of undertaking	Time and term of undertaking	Fulfilment time limit, if any	Strict fulfilment in time, if any
	Other	CSAH

On 7 February 2018, the Company received an undertaking letter from CSAH, the controlling shareholder of the Company, in respect of certain land and properties without having ownership certificates by the Company, details of which are set out as follows: as at 30 September 2017, the Company and its branches, offices held 3 parcels of land (with a total area of 181,350.42 square meters) and 342 properties (with a total area of 244,228.08 square meters), being land and properties allocated to the Company from CSAH on different occasions. The registration of the abovementioned land and properties has not been completed to change the title to the applicant. These land and properties were transferred under the Separation Agreement, Agreement regarding the Reorganisation of China Northern Airlines Company and Xinjiang Airlines Company and Assets Sale & Purchase Agreement entered into between the Company and CSAH in 1997, 2004 and 2007, respectively. CSAH undertook that if any third party claimed against the Company as a result of the land and properties without having the ownership certificates, or the title defect of the land and properties having an effect on the daily operation of the Company and giving rise to loss, such loss shall be borne by CSAH and CSAH shall have no right to seek recovery from the Company.

				Long-term	Yes	Yes

Background of undertaking	Type of undertaking	Undertaking party	Content of undertaking	Time and term of undertaking	Fulfilment time limit, if any	Strict fulfilment in time, if any
Other Undertaking	Other	CSAH

On 28 December 2021, the Company received an undertaking letter in relation to no reduction or intention to reduction of shares of the Company from CSAH, being the controlling shareholder of the Company. Details of which are set out as follows: 1. From six months prior to the date of Non-public Issuance first reviewed by the Board of the Company (being 29 October 2021) to the issuance date of this undertaking letter, CSAH, Nan Lung and its whollyowned subsidiary, Perfect Lines (Hong Kong) Limited (three companies collectively referred to as “CSAH and parties acting in concert”) have not disposed or otherwise reduced any shares of China Southern Airlines. 2. From the issuance date of this undertaking letter to within six months after the completion of the Non-public Issuance by China Southern Airlines, CSAH and parties acting in concert will not dispose or otherwise reduce any shares of China Southern Airlines. There are also no plans of reducing China Southern Airlines’ shares. 3. No breach of Article 44 of the Securities Law of the PRC by CSAH and parties acting in concert. If any, the proceeds from the reduction of shares held by CSAH and parties acting in concert will be owned by China Southern Airlines. 4. The undertaking letter is binding on CSAH and parties acting in concert from the date of signing, if CSAH and parties acting in concert breach the undertaking above and reduce their shareholding, all proceeds from the reduction of shares will be owned by China Southern Airlines. CSAH and parties acting in concert should undertake the corresponding legal liability incurred.

				Within six months upon the completion of the Company’s 2021 Non-public Issuance	Yes	Yes

II.	UTILISATION OF THE NON-OPERATING FUNDS BY THE CONTROLLING SHAREHOLDER AND ITS RELATED PARTIES

During the reporting period, neither the controlling shareholder of the Company, nor any of its related parties have utilised the non-operating funds of the Company.

III.	GUARANTEES IN VIOLATION

During the reporting period, the Company did not provide external guarantees in violation of any specified decision-making procedures.

IV.	APPOINTMENT AND DISMISSAL OF AUDITORS

At the fifth meeting of the ninth session of the Board of the Company held on 30 March 2022, the Board considered and approved the proposed appointment of KPMG Huazhen LLP to provide professional services to the Company for its domestic financial reporting and internal control reporting, U.S. financial reporting and internal control reporting for the year 2022 and KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2022.

On 30 June 2022, the above-mentioned resolution was considered and passed at 2021 annual general meeting, and authorised the Board to determine their remuneration based on the actual work done.

V.	BANKRUPTCY OR RESTRUCTURING EVENTS

During the reporting period, the Company was not involved in any bankruptcy or restructuring events.

VI.	MATERIAL LITIGATIONS AND ARBITRATIONS

During the reporting period, the Company was not involved in any material litigation or arbitration.

VII.	PENALTY ON AND RECTIFICATION ON THE LISTED COMPANIES, ITS DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT AND THE SHAREHOLDERS HOLDING MORE THAN 5% OF SHARES OF THE COMPANY

During the reporting period, the Company did not have the above-mentioned situation.

VIII.	DESCRIPTION OF THE COMMERCIAL CREDIBILITY OF THE COMPANY AND ITS CONTROLLING SHAREHOLDERS DURING THE REPORTING PERIOD

During the reporting period, based on the analysis and assessment conducted by China Lianhe Credit Rating Co., Ltd., the long-term credit rating of the Company and its controlling shareholder, CSAH, was AAA with “stable” ranking prospect.

IX.	MATERIAL CONNECTED TRANSACTIONS

(I)	Connected Transactions Related to Daily Operation

During the reporting period, the material connected transactions related to daily operation were mainly the connected transaction agreements agreements entered into between the Company and CSAH and its subsidiaries in its ordinary and usual course of business, the details of which are as follows:

1.

On 11 November 2008, the Company and SACM entered into the Intangible Assets Franchise Agreement. For details, please refer to (i) the H Share Announcement of the Company published on the website of the SSE on 12 November 2008 and (ii) the announcement of the Company published on the websites of the Stock Exchange and the Company on 11 November 2008.

2.

On 27 August 2019, the Company and Finance Company entered into the Financial Services Framework Agreement. For details, please refer to (i) the Announcement of the Daily Connected Transaction in respect of the Financial Services Framework Agreement of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 28 August 2019; and (ii) the announcement of the Company published on the websites of the Stock Exchange and the Company on 27 August 2019.

3.

On 10 October 2019, the Company entered into the 2020-2022 Finance and Lease Service Framework Agreement with CSA International Finance Leasing Co., Ltd. For details, please refer to (i) the Announcement of the Daily Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 11 October 2019; and (ii) the announcement of the Company published on the websites of the Stock Exchange and the Company on 10 October 2019.

4.

On 30 December 2019, the Company entered into the Property and Land Lease Framework Agreement with CSAH. For details, please refer to (i) the H Share Announcement of the Company published on the website of the SSE on 31 December 2019; and (ii) the announcement of the Company published on the websites of the Stock Exchange and the Company on 30 December 2019.

5.

On 21 December 2020, the Company renewed the Asset Lease Framework Agreement with CSAH. For details, please refer to (i) the Announcement on Daily Connected Transaction in respect of Renewal of Asset Lease Framework Agreement of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 22 December 2020; and (ii) the announcement of the Company published on the websites of the Stock Exchange and the Company on 21 December 2020.

6.

On 28 December 2021, the Company renewed the Media Services Framework Agreement with SACM. For details, please refer to (i) the H Share Announcement on the Continuing Connected Transaction of Company published on the website of the SSE on 29 December 2021; and (ii) the announcement of the Company published on the websites of the Stock Exchange and the Company on 28 December 2021.

7.

On 28 December 2021, the Company renewed the Catering Services Framework Agreement with Shenzhen Air Catering Co., Ltd.（深圳航空食品有限公司）. For details, please refer to (i) the H Share Announcement on the Continuing Connected Transaction of Company published on the website of the SSE on 29 December 2021; and (ii) the announcement of the Company published on the website of the Stock Exchange and the Company on 28 December 2021.

The above connected transactions were entered into on fair and reasonable commercial terms. The prices of the relevant transactions were determined with reference to the fair market price, which were not higher than the pricing of third parties. The relevant transactions will not affect the independence of the Company and were in the interests of the Company and the shareholders as a whole.

(II)	Connected Transactions Related to Acquisition of Assets or Acquisition or Disposal of Shareholding

Nil.

(III)	Share Issuance

1.	Share Issuance in 2020

On 27 December 2019, the Company’s 2019 second extraordinary general meeting, the 2019 first class meeting for holders of A shares, and the 2019 first class meeting for holders of H shares considered and approved the resolution to issue not more than 2,453,434,457 A shares (including 2,453,434,457 A shares) to CSAH (“2020 A Share Issuance”) and enter into the A shares subscription agreement with CSAH and the resolution to issue not more than 613,358,614 H shares (including 613,358,614 H shares) to Nan Lung (a wholly-owned subsidiary of CSAH) and to enter into the H shares subscription agreement with Nan Lung. The proceeds from the 2020 A Share Issuance will be utilised in the procurement of aircraft and the repayment of the Company’s borrowings, and the proceeds from the 2020 H Share Issuance will be utilised to supplement the general working capital of the Company.

On 15 April 2020, the Company issued 608,695,652 H shares in total to Nan Lung at the issue price of HK$5.75 per H share pursuant to the subscription agreement dated 30 October 2019 entered into between the Company and Nan Lung. As of 30 June 2022, all proceeds raised has been used up. The use of proceeds utilized was consistent with the intended use of proceeds as previously disclosed.

On 18 June 2020, the Company issued 2,453,434,457 A shares in total to CSAH at the issue price of RMB5.21 per A share pursuant to the subscription agreement dated 30 October 2019 and entered into between CSAH and the Company. The use of proceeds utilized was consistent with the intended use of proceeds as previously disclosed.

Particulars of gross proceeds and the use of proceeds from 2020 A Share Issuance:

Gross proceeds from 2020 A Share Issuance	Intended use of the proceeds as previously disclosed	Utilised proceeds as of 30 June 2022	Unutilised proceeds as of 30 June 2022	Expected timeline for the use of unutilised proceeds
(RMB)		(RMB)	(RMB)
12,782,393,520.97	Procurement of aircraft	7,840,598,108.32	1,435,487,205.10	On or before 31 March 2023
	Repayment of the Company’s borrowings	3,500,000,000.00	0	Not applicable

Note:

The total amount of funds raised from 2020 A Share Issuance was RMB12,782,393,520.97. After deducting the underwriting expenses of RMB2,000,000.00 (including VAT), the net cash subscription amount actually received was RMB12,780,393,520.97. After deducting other issuance expenses of RMB4,308,207.55 (including VAT) payable by the Company from the net cash subscription amount, the actual net proceeds raised was RMB12,776,085,313.42.

2.	Share Issuance in 2022

On 29 October 2021, the Board resolved to put forward to the extraordinary general meeting to approve the A Shares Subscription Agreement (“A Shares Subscription Agreement”) and the connected transaction in relation to the proposed issuance of 803,571,428 new A Shares to CSAH (“2022 A Share Issuance”) at the A Share Subscription Price, payable in cash. The total funds to be raised from the proposed A Share Issuance will be not more than RMB4,500 million (including RMB4,500 million), which will be utilised to supplement the working capital of the Company. On the same day, the Board also resolved to put forward to the extraordinary general meeting to approve the H Shares Subscription Agreement (“H Shares Subscription Agreement”) and the connected transaction in relation to the issuance of not more than 855,028,969 new H Shares (including 855,028,969 H Shares) to Nan Lung (a wholly-owned subsidiary of CSAH) (“2022 H Share Issuance”, together with “2022 A Share Issuance” referred to as “Proposed Share Issuance”) at the H Share Subscription Price, payable in cash. The total funds to be raised from the proposed H Share Issuance will be not more than HK$1,800 million (including HK$1,800 million), which will be utilised to supplement the general working capital of the Company. The new A Shares and the new H Shares to be issued under the Proposed Share Issuance will be allotted and issued pursuant to the general mandate.

On 28 December 2021, the aforesaid Proposed Share Issuance was considered and approved at the Company’s 2021 second extraordinary general meeting.

On 10 August 2022, the Company issued 368,852,459 H shares in total to Nan Lung at the issue price of HK$4.88 per H share pursuant to the subscription agreement dated 29 October 2021 entered into between the Company and Nan Lung.

(IV)	A Share Convertible Bonds Issuance

On 14 May 2020, the thirteenth meeting of the eighth session of the Board of the Company considered and approved, among others, the relevant resolutions on the issuance plan of the convertible bonds in the total amount of not more than RMB16 billion (including RMB16 billion) which are convertible into new A shares and proposed to be issued by the Company within the PRC (the “A Share Convertible Bonds”) and the possible subscription for the A Share Convertible Bonds by CSAH.

On 15 October 2020, the Company has completed the public issuance of 160 million A Share Convertible Bonds in the total amount of RMB16 billion with a nominal value of RMB100 each and the initial conversion price of RMB6.24 per share, out of which CSAH subscribed for 101,027,580 A Share Convertible Bonds.

Pursuant to the approval by the Self-discipline Supervision Decision [2020] No. 355 issued by the SSE, the A Share Convertible Bonds were listed on the SSE since 3 November 2020 with the bond abbreviation of “Nanhang Convertible Bonds (南航轉債)” and the bond code of “110075”. The closing price of each bond on that day was RMB117.

On 21 April 2021, the conversion of the A Share Convertible Bonds was commenced, with the conversion price being RMB6.24 per share and the conversion period being from 21 April 2021 to 14 October 2026. With effect from 12 August 2022, the conversion price was adjusted to RMB6.20 per share.

On 18 June 2021, CSAH converted all the A Share Convertible Bonds held by it, with a nominal value of RMB10,102,758,000, into A shares of the Company, with the number of shares converted being 1,619,031,728 shares. Upon completion of the conversion, CSAH does not hold any A Share Convertible Bonds. Immediately following the completion of the conversion, CSAH and its concert parties held in aggregate 10,880,881,085 RMB ordinary shares and overseas-listed foreign shares of the Company, representing 64.20% of the total shares in issue of the Company.

The use of proceeds utilized was consistent with the intended use of proceeds as previously disclosed.

Gross proceeds and the use of proceeds from the issuance of the A Share Convertible Bonds:

Gross proceeds from the A Shares Convertible Bonds issuance	Intended use of the proceeds as previously disclosed	Utilised proceeds as of 30 June 2022	Unutilised proceeds as of 30 June 2022	Expected timeline for the use of unutilised proceeds
(RMB)		(RMB)	(RMB)
16,000,000,000.00	Purchasing aircraft and aviation equipment and maintenance projects	6,580,808,048.14	3,962,567,359.86	On or before 31 December 2023
	Introduction of spare engines	636,228,511.72	0	Not applicable
	Supplementing working capital	4,800,000,000.00	0	Not applicable

Note:

The total amount of funds raised from 2020 Public Issuance of A Share Convertible Bonds was RMB16,000,000,000.00. After deducting the underwriting expenses of RMB17,691,726.00 (including VAT), the net cash subscription amount actually received was RMB15,982,308,274.00. After deducting other issuance expenses of RMB2,704,354.28 (including VAT) paid by the Company from the net cash subscription amount, the actual net proceeds raised was RMB15,979,603,919.72.

As of 30 June 2022, the A Share Convertible Bonds with a nominal value of RMB5,896,437,000 were outstanding. If the outstanding A Share Convertible Bonds were fully converted during the reporting period based on the price of RMB6.24 per share (without taking into consideration of the adjusted conversion price), the Company would have issued approximately 944,941,827 A shares and the total issued shares of the Company would have increased to approximately 17,893,404,843 shares, while the shares held by the controlling shareholder of the Company, CSAH, would have decreased to approximately 60.81% of the total issued shares of the Company. The A Share Convertible Bonds may be conditionally redeemed by the Company during the conversion period. It is expected that the full redemption of the outstanding A Share Convertible Bonds during the reporting period would not have material adverse impact on the financial and liquidity position of the Company. Please refer to notes 12 and 17 to the interim financial report prepared under International Accounting Standard 34 and the section headed “Related Information of Bonds – II. Convertible Bonds” for the dilution impact on earnings per share may be brought by the full conversion of the outstanding A Share Convertible Bonds during the reporting period and other details of the A Share Convertible Bonds.

(V)	Amounts due to or from Connected Parties

Nil.

(VI)	Financial Business between the Company and Its Related Financial Company, and between Financial Company Controlled by the Company and Related Parties

1.	Deposits Business

Unit: RMB million

					Net increase
Related party	Related party relationship	The maximum daily deposit limit	Deposit interest rate range	Balance at the beginning of the period	Total amount deposited during the current period	Total amount withdrawn during the current period	Balance at the end of the period
Finance Company	The same controlling shareholder	16,000	0.49%-2.1%	12,621	180,121	176,745	15,997
Total	/	/	/	12,621	180,121	176,745	15,997

2.	Loan Business

Unit: RMB million

					Net increase
Related party	Related party relationship	Loan limit	Loan interest rate range	Balance at the beginning of the period	Total loans during the current period	Total repayment deposits during the current period	Balance at the end of the period
Finance Company	The same controlling shareholder	16,000	3%-3.3%	3,018	8,996	5,613	6,401
Total	/	/	/	3,018	8,996	5,613	6,401

3.	Credit Business and Other Financial Business

Unit: RMB million

Related party	Related party relationship	Type of business	Total amount	Amount incurred
Finance Company	The same controlling shareholder	Service charge for Letter of guarantee	5	1

X.	MAJOR CONTRACTS AND THEIR PERFORMANCE

(I)	Trust, Sub-contracting and Lease

During the reporting period, the Company did not enter into any trust or sub-contracting arrangement.

Please refer to the sections headed “Summary of Fleet Data” in “Principal Accounting Information and Financial Indicators” and “Connected Transactions Related to Daily Operation” in “Important Matters” for matters related to the Company’s lease transactions during the reporting period.

(II)	Guarantee

Unit: RMB million

Total amount of external guarantees provided by the Company (not including guarantees provided for its subsidiaries)
Guarantor	Relationship between guarantor and listed company	Guarantee	Guaranteed amount	Commencement date of guarantee (agreement execution date)	Commencement date of guarantee	Expiry date of guarantee	Type of guarantee	Principal guaranteed debt	Collaterals (if any)	Guarantee fully fulfilled?	Overdue, if any	Overdue amount of guarantee	Counter guarantee available, if any	Guarantee provided to the related parties, if any	Connected party relationship
The Company	/	Self-sponsored trainee pilots of the Company	157.91	30 June 2008	30 June 2008	1 January 2031	Joint liability guarantee	/	/	Partial performance completed	Partial performance of joint liability guarantee	21.29	Yes	No	/
Xiamen Airlines	/	Half self-sponsored trainee pilots of Xiamen Airlines	4.55	4 May 2010	4 May 2010	6 July 2025	Joint liability guarantee	/	/	Partial performance completed	Partial performance of joint liability guarantee	1.15	Yes	No	/

Total guarantees incurred during the reporting period (excluding those provided to subsidiaries)	0
Total balance of guarantees as at the end of the reporting period (A) (excluding those provided to subsidiaries)	162

Guarantees provided by the Company to subsidiaries
Total guarantees to subsidiaries incurred during the reporting period	0
Total balance of guarantees to subsidiaries as at the end of the reporting period (B)	39,741

Aggregate guarantees provided by the Company (including those provided to subsidiaries)
Aggregate guarantees (A+B)	39,903
Percentage of aggregate guarantees to net assets of the Company (%)	55.90
Representing:
Amount of guarantees provided to shareholders, de facto controller and their connected parties (C)	0
Amount of debts guarantees directly or indirectly provided to guaranteed parties with gearing ratio over 70% (D)	0
Excess amount of aggregate guarantees over 50% of net assets (E)	0
Aggregate amount of the above three categories (C+D+E)	0
Statement on the contingent joint and several liability in connection with unexpired guarantees	/
Statement on guarantees	Nil

The table below sets out the guarantees provided for SPVs by the Group as of the date of this report:

No.	Established SPV	Actually Provided (Yes/no)	Guaranteed Amount (US$ 100 million)
1	China Southern Airlines No. 1	Yes	1.50
2	China Southern Airlines No. 2	Yes	1.40
3	China Southern Airlines No. 3	Yes	3.28
4	China Southern Airlines No. 5	Yes	0.92
5	China Southern Airlines No. 6	Yes	0.35
6	China Southern Airlines No. 7	Yes	0.35
7	China Southern Airlines No. 8	Yes	0.35
8	China Southern Airlines No. 9	Yes	5.88
9	China Southern Airlines No. 10	Yes	5.17
10	China Southern Airlines No. 11	Yes	2.98
11	China Southern Airlines No. 12	Yes	0.25
12	China Southern Airlines No. 13	Yes	0.25
13	China Southern Airlines No. 14	Yes	0.33
14	China Southern Airlines No. 15	Yes	3.11
15	China Southern Airlines No. 16	Yes	5.26
16	China Southern Airlines No. 17	Yes	1.49
17	China Southern Airlines No. 18	Yes	2.50
18	China Southern Airlines No. 19	Yes	0.51
19	China Southern Airlines No. 20	Yes	0.51
20	China Southern Airlines No. 21	Yes	0.48
21	China Southern Airlines No. 22	Yes	0.48
22	China Southern Airlines No. 23	Yes	0.48
23	China Southern Airlines No. 24	Yes	2.78
24	China Southern Airlines No. 25	Yes	2.04
25	China Southern Airlines No. 26	Yes	4.73
26	Chongqing Airlines No.1	Yes	3.52
27	Chongqing Airlines No.2	Yes	0.32
28	Xiamen Airlines No.2	Yes	0.10
29	Xiamen Airlines No.3	Yes	0.09
30	Xiamen Airlines No.4	Yes	0.19
31	Xiamen Airlines No.5	Yes	0.19
32	Xiamen Airlines No.6	Yes	0.20
33	Xiamen Airlines No.7	Yes	0.11

No.	Established SPV	Actually Provided (Yes/no)	Guaranteed Amount (US$ 100 million)
34	Xiamen Airlines No.8	Yes	0.19
35	Xiamen Airlines No.9	Yes	0.19
36	Xiamen Airlines No.10	Yes	0.19
37	Xiamen Airlines No.11	Yes	0.19
38	Xiamen Airlines No.12	Yes	0.13
39	Xiamen Airlines No.13	Yes	0.19
40	Xiamen Airlines No.14	Yes	0.18
41	Xiamen Airlines No.15	Yes	0.18
42	Xiamen Airlines No.16	Yes	0.13
43	Xiamen Airlines No.17	Yes	0.10
Total	/	/	53.77

Note

During the reporting period, pursuant to the authorization of the 2019 annual general meeting, Xiamen Airlines adjusted within its authorized guarantee limits of Xiamen Airlines No.2, Xiamen Airlines No.3 and Xiamen Airlines No.17 to US$10 million, US$9 million, and US$ 10 million, respectively, within the authorized guarantee line of US$274 million.

As at the end of reporting period, the total guarantee amounts actually provided for the aforementioned 43 SPVs by the Company and its holding subsidiaries, i.e. Xiamen Airlines and Chongqing Airlines, were US$5.377 billion (equivalent to approximately RMB36.087 billion, calculated based on the Renminbi central parity rate of US$1=RMB6.7114 published by the People’s Bank of China on 30 June 2022), which were within the scope of the authorized guarantee amount approved by the general meeting of the Company.

XI.	CIRCUMSTANCES, REASONS AND EFFECT OF CHANGES IN ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND ACCOUNTING METHODS COMPARED WITH THE PREVIOUS ACCOUNTING PERIOD

The Group has applied the following amendments to IFRSs issued by the IASB to this interim financial report for the current accounting period:

•	Amendments to IAS 16, Property, plant and equipment: Proceeds before intended use

•	Amendments to IAS 37, Provisions, contingent liabilities and contingent assets: Onerous contracts — cost of fulfilling a contract

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period. Impacts of the adoption of the amended IFRSs are discussed below:

Amendments to IAS 16, Property, plant and equipment: Proceeds before intended use

The amendments prohibit an entity from deducting the proceeds from selling items produced before that asset is available for use from the cost of an item of property, plant and equipment. Instead, the sales proceeds and the related costs should be included in profit and loss. The adoption of the amendments does not have any material impact on the financial statements.

Amendments to IAS 37, Provisions, contingent liabilities and contingent assets: Onerous contracts — cost of fulfilling a contract

The amendments clarify that for the purpose of assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The adoption of the amendments does not have any material impact on the financial statements.

XII.	ENTRUSTED WEALTH MANAGEMENT

Overall Condition of Entrusted Wealth Management

Unit: RMB million

Type	Source of funding	Amount incurred	Balance not yet due
Large-value certificates of deposit	unutilised funds from the non-public issuance of A shares	540	1,749
Seven-day notice deposit	unutilised funds from the non-public issuance of A shares	0	40
Large-value certificates of deposit	unutilised funds from the public issuance of A Share Convertible Bonds	1,590	4,442
Seven-day notice deposit	unutilised funds from the public issuance of A Share Convertible Bonds	20	38

Note:	The above amount is the net amount of the deposits invested and recovered during the reporting period.

CHANGES IN THE SHARE CAPITAL, SHAREHOLDERS’ PROFILE AND DISCLOSURE OF INTERESTS

I.	CHANGES IN SHARE CAPITAL

(I)	Changes in Shareholdings

Unit: Share

		31 December 2021		Increase/(decrease) during January to June 2022	30 June 2022
		Number of Shares	Percentage (%)	Number of Shares	Number of Shares	Percentage (%)
I.	Shares subject to trading restrictions
	1. Shares held by state-owned legal entities	2,453,434,457	14.48	0	2,453,434,457	14.48
II.	Shares not subject to trading restrictions
	1. RMB ordinary shares	10,219,858,722	60.30	24,988	10,219,883,710	60.30
	2. Overseas-listed foreign shares	4,275,144,849	25.22	0	4,275,144,849	25.22
Total		14,495,003,571	85.52	24,988	14,495,028,559	85.52
III.	Total number of shares	16,948,438,028	100.00	24,988	16,948,463,016	100.00

(II)	Description of Change in Shares

The Company publicly issued RMB16 billion Convertible Bonds with the bond abbreviation of “Nanhang Convertible Bonds (南航轉債)” on 15 October 2020. The Company’s controlling shareholder CSAH subscribed “Nanhang Convertible Bonds (南航轉債)” of RMB10,102,758,000. The conversion of the “Nanhang Convertible Bonds (南航轉債)” was commenced on 21 April 2021. On 18 June 2021, CSAH converted all the “Nanhang Convertible Bonds (南航轉債)” of RMB10,102,758,000 held by it into A shares of the Company through Shanghai Stock Exchange, and the number of shares being converted was 1,619,031,728. As of the end of the reporting period, the total number of shares being converted by the holders of “Nanhang Convertible Bonds (南航轉債)” except CSAH was 128,893 shares. For details, please refer to the relevant announcements published by the Company on the China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE.

(III)	Other Information Considered to be Discloseable by the Company or Required to be Disclosed by the Securities Regulatory Authorities

On 10 August 2022, the Company completed the issuance of 368,852,459 H ordinary shares to Nan Lung. For details, please refer to the relevant announcements disclosed by the Company in China Securities Journal, Shanghai Securities News, Securities Times and the website of the SSE.

II.	PARTICULARS OF SHAREHOLDERS AND DE FACTO CONTROLLER

(I)	Number of Shareholders

As at the end of the reporting period, total number of ordinary shareholders of the Company was 138,948.

(II)

Particulars of Shareholdings of Top Ten Shareholders and Top Ten Shareholders Holding the Company’s Tradable Shares (or Shareholders Not Subject to Trading Restrictions) as at the End of the Reporting Period

Particulars of the top ten shareholders

Unit: Share

Name of the shareholder (in full)	Increase/ (decrease) during the reporting period	Total number of shares held at the end of reporting period	Shareholding percentage (%)	Number of shares held subject to trading restrictions	Status of pledge or freeze		Capacity of shareholders
					Status of shares	Number
China Southern Airlines Company Limited	0	8,600,897,508	50.75	2,453,434,457	Nil	0	State-owned legal entity
Nan Lung Holding Limited	0	2,243,271,577	13.24	0	Nil	0	State-owned legal entity
HKSCC Nominees Limited	441,980	1,750,803,837	10.33	0	Unknown	—	Overseas legal entity
Hong Kong Securities Clearing Company Limited	(49,991,889)	605,133,892	3.57	0	Nil	0	Overseas legal entity
China National Aviation Fuel Group Limited	(72,533,694)	350,162,257	2.07	0	Nil	0	State-owned legal entity
China Securities Finance Corporation Limited	0	320,484,148	1.89	0	Nil	0	State-owned legal entity
American Airlines	0	270,606,272	1.60	0	Nil	0	Overseas legal entity
China Structural Reform Fund Corporation Limited	(1,360,000)	192,659,933	1.14	0	Nil	0	State-owned legal entity
Spring Airlines Co., Ltd.	(4,600,000)	135,931,561	0.80	0	Nil	0	Domestic Non-State-owned legal entity
China Reform State-owned Enterprise Operation Investment Fund Management (Guangzhou) Co., Ltd. – China Reform State-owned Enterprise Operation (Guangzhou) Investment Fund (LLP)	0	70,006,275	0.41	0	Nil	0	Domestic Non-State-owned legal entity

Particulars of the top ten shareholders not subject to trading restrictions

Unit: Share

Name of Shareholder	Number of tradable shares held not subject to trading restrictions	Type and number of shares
		Type of shares	Number
China Southern Air Holding Company Limited	6,147,463,051	RMB ordinary shares	6,147,463,051
Nan Lung Holding Limited	2,243,271,577	Overseas-listed foreign shares	2,243,271,577
HKSCC Nominees Limited	1,750,803,837	Overseas-listed foreign shares	1,750,803,837
Hong Kong Securities Clearing Company Limited	605,133,892	RMB ordinary shares	605,133,892
China National Aviation Fuel Group Limited	350,162,257	RMB ordinary shares	350,162,257
China Securities Finance Corporation Limited	320,484,148	RMB ordinary shares	320,484,148
American Airlines	270,606,272	Overseas-listed foreign shares	270,606,272
China Structural Reform Fund Corporation Limited	192,659,933	RMB ordinary shares	192,659,933
Spring Airlines Co., Ltd	135,931,561	RMB ordinary shares	135,931,561
China Reform State-owned Enterprise Operation Investment Fund Management (Guangzhou) Co., Ltd. – China Reform State-owned Enterprise Operation (Guangzhou) Investment Fund (LLP)	70,006,275	RMB ordinary shares	70,006,275
Note on the connected relationship or acting in concert relationship of the above shareholders	CSAH held in aggregate 2,279,983,577 H shares of the Company through its wholly-owned subsidiaries in Hong Kong, namely Nan Lung and Perfect Lines
(Hong Kong) Limited. The Company is not aware of any other connected
	relationship between other shareholders.

Particulars of the top ten shareholders subject to trading restrictions and the conditions of trading restrictions

Unit: Share

No.	Name of shareholder subject to trading restrictions	Number of shares held subject to trading restrictions	Eligible listing time	Number of listed shares	Conditions for trading restrictions
1	China Southern Air Holding Company Limited	2,453,434,457	19 June 2023	2,453,434,457	Non-public Issuance of shares subject to trading restrictions
Note on the connected relationship or acting in concert relationship of the above shareholders	CSAH held in aggregate 2,279,983,577 H shares of the Company through its wholly-
owned subsidiaries in Hong Kong, namely Nan Lung and Perfect Lines (Hong Kong)
Limited. The Company is not aware of any other connected relationship between other
		shareholders.

(III)	Strategic Investors or General Legal Entities becoming one of the Top Ten Shareholder of the Company as a Result of Placing of New Shares

Nil.

(IV)	Changes of the Controlling Shareholder or De Facto Controller

During the reporting period, there were no changes of the controlling shareholder or de facto controller of the Company.

III.	DISCLOSURE OF INTERESTS

As at 30 June 2022, to the best knowledge of the Directors, chief executive and Supervisors of the Company, the following persons (other than the Directors, chief executive or Supervisors of the Company) had interests or short positions in the shares (“Shares”) or underlying shares of the Company which are required to be recorded in the register of the Company required to be kept under section 336 of the SFO:

Name of shareholders	Capacity	Class of Shares	Number of Shares held		Approximate % of the total issued A Shares (Note 3)	Approximate % of the total issued H Shares (Note 3)	Approximate % of the total issued share capital of the Company (Note 3)
CSAH (Note 1)	Beneficial Owner	A Share	9,404,468,936	(L) (Note 1)	74.21%	—	55.49%
	Interest of controlled corporations	H Share	3,135,012,546	(L) (Note 2)	—	73.33%	18.50%
		Sub-total	12,539,481,482	(L)	—	—	73.99%
Nan Lung (Note 3)	Beneficial Owner Interest of controlled corporations	H Share	3,135,012,546	(L) (Note 3)	—	73.33%	18.50%
American Airlines Group Inc. (Note 4)	Inte\rest of controlled corporations	H Share	270,606,272	(L)	—	6.33%	1.60%

Notes:

1.

As at 30 June 2022, CSAH was directly interested in 9,404,468,936 A Shares of the Company, which included 803,571,428 A Shares subscribed under the A Shares Subscription Agreement. As at the date of this report, those A Shares have not been issued.

2.

As at 30 June 2022, CSAH was indirectly interested in 3,135,012,546 H Shares of the Company through its controlled corporations Nan Lung and Perfect Lines (Hong Kong) Limited, a wholly-owned subsidiary of Nan Lung, which included 855,028,969 H Shares subscribed under the H Shares Subscription Agreement by Nan Lung. On 10 August 2022, those H Shares were fully issued.

3.

As at 30 June 2022, Nan Lung was interested in 3,135,012,546 H Shares of the Company, which included the indirect interests in the 31,150,000 H Shares held through Perfect Lines (Hong Kong) Limited, its wholly-owned subsidiary, and the direct interests in the 3,103,862,546 H Shares (which included not more than 855,028,969 H Shares subscribed under the H Shares Subscription Agreement). On 10 August 2022, those H Shares were fully issued.

4.	American Airlines Group Inc. was deemed to be interested in 270,606,272 H Shares by virtue of its 100% control over American Airlines.
5.

The percentage was calculated according to the relevant total issued A Shares of 12,673,318,167 A Shares, total issued H Shares of 4,275,144,849 H Shares and the total issued Shares of 16,948,463,016 Shares of the Company as at 30 June 2022.

Save as disclosed above, as at 30 June 2022, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had interests or short positions in the Shares or underlying shares of the Company recorded in the register of the Company required to be kept under section 336 of the SFO.

RELATED INFORMATION OF BONDS

I.	ENTERPRISE BOND, CORPORATE BOND AND NON-FINANCIAL CORPORATE DEBT FINANCING INSTRUMENTS

(I)	Enterprise Bond

Nil

(II)	Corporate Bond

1.	Basic Information of Corporate Bond

The table below sets out the corporate bond outstanding of the Group as of the date of this report:

Unit: RMB million

Name	Abbreviation	Code	Issuance date	Interest date	Maturity date	Outstanding balance of bonds	Interest rate (%)	Repayment of principal and interest	Trading floor	Arrangement to ensure the suitability of investors (if any)	Trading mechanism	Whether there is a risk of termination of the listing
2020 corporate bonds publicly offered of Xiamen Airlines Company Limited (the first tranche)	20 Xiamen Airlines 01	163273	2020/3/16	2020/3/16	2023/3/15	1,000	2.95	Pay interests once a year, pay back principal plus interests when due	SSE	Only qualified investors stipulated by SSE can participate in the transaction	Adopt bidding, quotation, inquiry and agreement trading at the same time	No
2019 corporate bonds publicly offered of Xiamen Airlines Company Limited (the first tranche)	19 Xiamen Airlines 01	163004	2019/11/20	2019/11/20	2022/11/20	1,500	3.58	Pay interests once a year, pay back principal plus interests when due	SSE	Only qualified investors stipulated by SSE can participate in the transaction	Adopt bidding, quotation, inquiry and agreement trading at the same time	No

2.	During the Reporting Period, the Implementation, Changes and Impact of Guarantee, Debt Repayment Plan and Other Debt Repayment Protection Measures

Corporate bonds of the Company are unsecured bonds. During the reporting period, debt repayment plan and other debt repayment protection measures are implemented in accordance with the provisions and commitments in the prospectus.

3.	Other Information about Corporate Bonds

On 15 February 2022, the Company disclosed the Announcement on Principal and Interest Settlement of 2022 and Delisting of 2019 Corporate Bonds Publicly Offered of China Southern Airlines Company Limited (First Tranche) (《中國南方航空股份有限公司2019年公開發行公司債券( 第一期)2022年本息兌付及摘牌公告》 ). The Company fully paid the principal and interest of “19 China Southern Airlines 01” corporate bonds to the bank account designated by China Securities Depository and Clearing Corporation Limited Shanghai Branch two trading days before the date of settling the principal and interest of 2019 Corporate Bonds Publicly Offered of China Southern Airlines Company Limited (the first tranche). On 22 February 2022, the Company fully settled the principal and interest of the 2019 Corporate Bonds Publicly Offered of China Southern Airlines Company Limited (the first tranche) to investors, and “19 China Southern Airlines 01” corporate bonds were delisted on the date of settlement.

On 10 May 2022, the Company disclosed the Announcement on Principal and Interest Settlement of 2022 and Delisting of 2019 Corporate Bonds Publicly Offered of China Southern Airlines Company Limited (Second Tranche) (《中國南方航空股份有限公司2019年公開發行公司債券(第二期 )2022年本息兌付及摘牌公告》). The Company fully paid the principal and interest of “19 China Southern Airlines 02” corporate bonds to the bank account designated by China Securities Depository and Clearing Corporation Limited Shanghai Branch two trading days before the date of settling the principal and interest of 2019 Corporate Bonds Publicly Offered of China Southern Airlines Company Limited (the second tranche). On 17 May 2022, the Company fully settled the principal and interest of the 2019 Corporate Bonds Publicly Offered of China Southern Airlines Company Limited (the second tranche) to investors, and “19 China Southern Airlines 02” corporate bonds were delisted on the date of settlement.

(III)	Non-financial Corporate Debt Financing Instruments in the Interbank Bond Market

Basis information of non-financial corporate debt financing instruments

The table below sets out the non-financial corporate debt financing instruments outstanding of the Group as of the date of this report:

Unit: RMB million

Name	Abbreviation	Code	Issuance date	Interest date	Maturity date	Outstanding balance of bonds	Interest rate (%)	Repayment of principal and interest	Trading floor	Trading mechanism	Whether there is a risk of termination of the listing
The first tranche of Ultrashort- term Financing Bills of China Southern Airlines Company Limited in 2022	22 China Southern Airlines SCP001	012280543	2022/2/15	2022/2/16	2022/10/14	1,000	2.10	Repayment of the principal and interest in lump sum when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The second tranche of Ultrashort- term Financing Bills of China Southern Airlines Company Limited in 2022	22 China Southern Airlines SCP002	012280546	2022/2/15	2022/2/16	2022/11/11	1,000	2.10	Repayment of the principal and interest in lump sum when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The third tranche of Ultrashort- term Financing Bills of China Southern Airlines Company Limited in 2022	22 China Southern Airlines SCP003	012280564	2022/2/16	2022/2/17	2022/10/14	2,250	2.08	Repayment of the principal and interest in lump sum when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The fourth tranche of Ultrashort- term Financing Bills of China Southern Airlines Company Limited in 2022	22 China Southern Airlines SCP004	012280632	2022/2/21	2022/2/22	2022/11/18	2,200	2.10	Repayment of the principal and interest in lump sum when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The fifth tranche of Ultrashort- term Financing Bills of China Southern Airlines Company Limited in 2022	22 China Southern Airlines SCP005	012281143	2022/3/22	2022/3/23	2022/9/16	2,250	2.00	Repayment of the principal and interest in lump sum when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The eighth tranche of Ultrashort- term Financing Bills of China Southern Airlines Company Limited in 2022	22 China Southern Airlines SCP008	012281228	2022/3/28	2022/3/29	2022/9/23	300	2.05	Repayment of the principal and interest in lump sum when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The ninth tranche of Ultrashort- term Financing Bills of China Southern Airlines Company Limited in 2022	22 China Southern Airlines SCP009	012281616	2022/4/24	2022/4/25	2022/9/22	1,000	2.00	Repayment of the principal and interest in lump sum when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No

Name	Abbreviation	Code	Issuance date	Interest date	Maturity date	Outstanding balance of bonds	Interest rate (%)	Repayment of principal and interest	Trading floor	Trading mechanism	Whether there is a risk of termination of the listing
The twelfth tranche of Ultrashort- term Financing Bills of China Southern Airlines Company Limited in 2022	22 China Southern Airlines SCP012	012281901	2022/05/24	2022/5/25	2023/2/17	1,000	2.00	Repayment of the principal and interest in lump sum when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The first tranche of medium-term notes of China Southern Airlines Company Limited in 2019	19 China Southern Airlines MTN001	101901408	2019/10/18	2019/10/21	2022/10/21	1,000	3.20	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The first tranche of medium-term notes of China Southern Airlines Company Limited in 2020	20 China Southern Airlines MTN001	102000113	2020/2/12	2020/2/13	2023/2/13	1,000	3.12	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The second tranche of medium-term notes of China Southern Airlines Company Limited in 2020	20 China Southern Airlines MTN002	102000199	2020/2/26	2020/2/27	2023/2/27	1,000	3.05	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The third tranche of medium-term notes of China Southern Airlines Company Limited in 2020	20 China Southern Airlines MTN003	102000238	2020/3/3	2020/3/5	2023/3/5	1,000	3.00	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The fourth tranche of medium-term notes of China Southern Airlines Company Limited in 2020	20 China Southern Airlines MTN004	102000239	2020/3/3	2020/3/5	2023/3/5	1,000	3.00	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The fifth tranche of medium-term notes of China Southern Airlines Company Limited in 2020	20 China Southern Airlines MTN005	102000240	2020/3/3	2020/3/5	2025/3/5	1,000	3.28	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The sixth tranche of medium-term notes of China Southern Airlines Company Limited in 2020	20 China Southern Airlines MTN006	102000280	2020/3/5	2020/3/9	2023/3/9	1,000	3.00	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The seventh tranche of medium-term notes of China Southern Airlines Company Limited in 2020	20 China Southern Airlines MTN007	102000859	2020/4/23	2020/4/26	2023/4/26	1,000	2.44	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No

Name	Abbreviation	Code	Issuance date	Interest date	Maturity date	Outstanding balance of bonds	Interest rate (%)	Repayment of principal and interest	Trading floor	Trading mechanism	Whether there is a risk of termination of the listing
The eighth tranche of medium-term notes of China Southern Airlines Company Limited in 2020	20 China Southern Airlines MTN008	102000858	2020/4/23	2020/4/27	2023/4/27	500	2.44	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The ninth tranche of medium-term notes of China Southern Airlines Company Limited in 2020	20 China Southern Airlines MTN009	102000888	2020/4/27	2020/4/28	2023/4/28	500	2.44	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The first tranche of medium-term notes of China Southern Airlines Company Limited in 2021	21 China Southern Airlines MTN001	102101342	2021/7/19	2021/7/21	2024/7/21	1,000	3.17	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The second tranche of medium-term notes of China Southern Airlines Company Limited in 2021	21 China Southern Airlines MTN002	102101975	2021/9/26	2021/9/28	2024/9/28	3,000	3.09	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The third tranche of medium-term notes of China Southern Airlines Company Limited in 2021	21 China Southern Airlines MTN003	102103046	2021/11/18	2021/11/22	2024/11/22	3,500	3.20	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The fourth tranche of medium-term notes of China Southern Airlines Company Limited in 2021	21 China Southern Airlines MTN004	102103343	2021/12/27	2021/12/28	2024/12/28	1,500	2.90	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The first tranche of medium-term notes of China Southern Airlines Company Limited in 2022	22 China Southern Airlines MTN001	102280279	2022/2/16	2022/2/17	2025/2/17	1,300	2.73	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The second tranche of medium-term notes of China Southern Airlines Company Limited in 2022	22 China Southern Airlines MTN002	102280597	2022/3/22	2022/3/23	2025/3/23	1,000	2.95	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No

Name	Abbreviation	Code	Issuance date	Interest date	Maturity date	Outstanding balance of bonds	Interest rate (%)	Repayment of principal and interest	Trading floor	Trading mechanism	Whether there is a risk of termination of the listing
The third tranche of medium-term notes of China Southern Airlines Company Limited in 2022	22 China Southern Airlines MTN003	102281130	2022/5/25	2022/5/26	2025/5/26	1,500	2.69	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The first tranche of green medium- term notes of Xiamen Airlines Company Limited in 2022	22 Xiamen Airlines MTN001 (Green)	102280538	2022/3/15	2022/3/16	2025/3/14	100	3.00	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No

II.	CORPORATE CONVERTIBLE BONDS

(I)	Issuance of Convertible Bonds

On 14 May 2020, the thirteenth meeting of the eighth session of Board of the Company was held, and the resolution on the satisfaction by the Company of the conditions of the public issuance of A Share Convertible Bonds was passed, as well as the resolutions on the specific plan, preliminary proposal and feasibility report, etc. On 30 June 2020, 2019 annual general meeting, 2020 first class meeting for holders of A Shares and 2020 first class meeting for holders of H Shares were held, at which the relevant resolutions on the public issuance of A Share Convertible Bonds were considered and approved.

On 10 July 2020, the Company received the CSRC’s Acceptance Notice of the Application for Administration Permission (Acceptance No. 201734) (《中國證監會行政許可申請受理單》(201734 號)) issued by the CSRC. The CSRC, pursuant to applicable laws, conducted a review of the application materials for administrative permission of listed companies’ Issuance of Convertible Bonds submitted by the Company. The CSRC is of the opinion that the application materials are complete and has decided to accept the applications for administrative permission for further processing.

On 24 August 2020, the 124th working meeting in 2020 of the 18th session of the Issuance Examination Committee of the CSRC reviewed the Company’s application for the public issuance of convertible bonds. According to the review results of the meeting, the Company’s application for the public issuance of convertible bonds was approved.

On 21 September 2020, the Company received the “Approval of China Southern Airlines Company Limited’s Public Issuance of Convertible Bonds (Zheng Jian Xu Ke [2020] No. 2264) (《關於核准中國南方航空股份有限公司公開發行可轉換公司債券的批復》 (證監許可[2020]2264號))” issued by the CSRC. On 15 October 2020, the Company publicly issued 160 million A Share Convertible Bonds with nominal value of RMB100 each, representing a total amount of RMB16 billion. On 21 October 2020, the Company received the proceeds from public issuance of A Share Convertible Bonds and deposited them in the special account for the proceeds.

Pursuant to the approval by the Self-discipline Supervision Decision [2020] No. 355 issued by the SSE, the convertible bonds of the Company with an amount of RMB16 billion were listed on the SSE since 3 November 2020 with the bond abbreviation of “Nanhang Convertible Bonds (南航轉債)” and the bond code of “110075”.

(II)	Holders and Guarantors of Convertible Bonds during the Reporting Period

Name of convertible bonds	2020 Convertible Bonds of China Southern Airlines Company Limited
Numbers of holders of convertible bonds at the end of the period	30,543
Guarantor of the convertible bonds of the Company	Nil
Material changes in profitability, assets conditions and credit of guarantors	Nil

Particulars of the top ten convertible bonds holders:

Name of convertible bonds holders	Total number of bonds held at the end of reporting period (RMB)	Percentage (%)
Specific accounts for bonds repurchase and pledge under the registration and settlement system (Industrial and Commercial Bank of China)	947,135,000	16.06
Specific accounts for bonds repurchase and pledge under the registration and settlement system (Agricultural Bank of China)	263,020,000	4.46
Specific accounts for bonds repurchase and pledge under the registration and settlement system (China Construction Bank)	259,105,000	4.39
Specific accounts for bonds repurchase and pledge under the registration and settlement system (China Merchants Bank Co., Ltd.)	176,809,000	3.00
China Construction Bank Co., Ltd. – Zhongou New Blue Chip Flexible Allocation of Hybrid Securities Investment Fund	163,262,000	2.77
Specific accounts for bonds repurchase and pledge under the registration and settlement system (Bank of Communications)	115,770,000	1.96
Specific accounts for bonds repurchase and pledge under the registration and settlement system (Bank of China)	110,661,000	1.88
Agricultural Bank of China Limited - Guangfa Balanced Selected Hybrid Securities Investment Fun	105,758,000	1.79
Industrial Commercial Bank of China Ltd. –Industrial Convertible Bond Hybrid Securities Investment Fund	91,581,000	1.55
China Galaxy Securities Co., Ltd.	83,931,000	1.42

(III)	Changes in Convertible Bonds during the Reporting Period

Unit: RMB

	Change (Increase/decrease)
Name of convertible bonds	Before change	Converted	Redeemed	Resold	After change
2020 Convertible Bonds of China Southern Airlines Company Limited	5,896,593,000.00	156,000.00	—	—	5,896,437,000.00

(IV)	Cumulative Number of Shares Converted during the Reporting Period

Name of convertible bonds	2020 Convertible Bonds of China Southern Airlines Company Limited
Convertible bonds converted during the reporting period (RMB)	156,000.00
Number of shares converted during the reporting period (shares)	24,988
Aggregated number of shares converted (shares)	1,619,160,621
Aggregated number of shares converted over total number of shares issued by the Company before conversion (%)	10.56
Outstanding convertible bonds (RMB)	5,896,437,000.00
Outstanding convertible bonds over total number of convertible bonds issued (%)	36.85

(V)	Previous Adjustment of Conversion Price

Nil.

(VI)	Information on the Company’s Liability and Credit Changes as well as the Cash Arrangement for Debt Repayment in the Coming Years

Pursuant to the relevant provisions of the Administrative Measures for the Issuance of Securities by Listed Companies, the Administrative Measures for Issuance and Trading of Corporate Bonds and the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange, during the reporting period, the Company entrusted a credit rating agency China Lianhe Credit Rating Co., Ltd (聯合資信評估股份有限公司) to conduct credit rating for the Nanhang Convertible Bonds issued by the Company in October 2020. China Lianhe Credit Rating Co., Ltd issued the 2022 Ongoing Rating Report for Convertible Bonds of China Southern Airlines Company Limited (《中國南方航空股份有限公司可轉換公司債券2022年跟蹤評級報告》). The rating results are as follows: it maintained the AAA long-term credit rating of the main body of the Company, maintained the credit rating of AAA of Nanhang Convertible Bonds with stable outlook. The Company’s operations are stable in all aspects with reasonable asset structure, and the liabilities situation has not changed significantly, and the credit status is good. The Company’s cash sources for debt repayment in the coming years mainly include cash inflows from income from the normal business operations of the Company.

(VII)	Other Information about Convertible Bonds

Nil.

RTEFORM

IMPLEMENTATION

Adopt Tenure System

and Contractual Management,

Build China southern Airlines Ecosystem

and Promote Digital Transformation

INDEPENDENT AUDITOR’S REPORT

Review report to the Board of Directors of

China Southern Airlines Company Limited

(Incorporated in the People’s Republic of China with limited liability)

Introduction

We have reviewed the interim financial report set out on pages 77 to 107 which comprises the consolidated statement of financial position of China Southern Airlines Company Limited (the “Company”) as of 30 June 2022 and the related consolidated income statement, consolidated statement of comprehensive income and consolidated statement of changes in equity and consolidated cash flow statement for the six-month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and International Accounting Standard 34, Interim financial reporting, issued by the International Accounting Standards Board. The directors are responsible for the preparation and presentation of the interim financial report in accordance with International Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the International Auditing and Assurance Standards Board. A review of the interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial report as at 30 June 2022 is not prepared, in all material respects, in accordance with International Accounting Standard 34, Interim financial reporting.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

30 August 2022

CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2022 – unaudited

			Six months ended 30 June
		2022	2021
	Note	RMB million	RMB million
Operating revenue
Traffic revenue		37,875	48,557
Other operating revenue		2,942	3,019

Total operating revenue	4	40,817	51,576

Operating expenses
Flight operation expenses		23,236	22,696
Maintenance expenses		5,147	6,054
Aircraft and transportation service expenses		8,432	10,438
Promotion and selling expenses		1,798	2,302
General and administrative expenses		1,599	1,772
Depreciation and amortisation		11,857	12,104
Others		1,280	1,099

Total operating expenses		53,349	56,465

Other net income	7	1,968	1,832

Operating losses	9	(10,564)	(3,057)

Interest income		250	381
Interest expense	8	(2,989)	(3,191)
Exchange (loss)/gain, net		(2,052)	793
Share of associates’ results		6	23
Share of joint ventures’ results		150	155
Gain on disposal of an associate		42	—
Changes in fair value of financial assets/liabilities		27	(205)

Loss before income tax		(15,130)	(5,101)
Income tax	10	3,144	1,134

Loss for the period		(11,986)	(3,967)

Loss attributable to:
Equity shareholders of the Company		(11,490)	(4,690)
Non-controlling interests		(496)	723

Loss for the period		(11,986)	(3,967)

Loss per share
Basic and diluted	12	RMB (0.68)	RMB (0.30)

The accompanying notes form part of this interim financial report.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the six months ended 30 June 2022 – unaudited

		Six months ended 30 June
		2022	2021
	Note	RMB million	RMB million
Loss for the period		(11,986)	(3,967)

Other comprehensive income:
Items that will not be reclassified to profit or loss
– Equity investments at fair value through other comprehensive income – net movement in fair value reserve (non-recycling)		—	(100)
– Share of other comprehensive income of an associate		—	(2)
– Income tax effect of the above items		—	25
Items that may be reclassified subsequently to profit or loss
– Cash flow hedges: fair value movement of derivative financial instrument		—	15
– Differences resulting from the translation of foreign currency financial statements		1	—
– Share of other comprehensive income of an associate		(1)	2
– Income tax effect of the above items		—	(4)

Other comprehensive income for the period	11	—	(64)

Total comprehensive income for the period		(11,986)	(4,031)

Total comprehensive income for the period attributable to:
Equity shareholders of the Company		(11,490)	(4,753)
Non-controlling interests		(496)	722

Total comprehensive income for the period		(11,986)	(4,031)

The accompanying notes form part of this interim financial report.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

At 30 June 2022 – unaudited

			At 30 June	At 31 December
			2022	2021
	Note		RMB million	RMB million
Non-current assets
Property, plant and equipment, net	13		89,267	91,186
Construction in progress	14		32,682	31,847
Right-of-use assets	15		133,627	138,439
Goodwill			237	237
Interest in associates			2,636	2,637
Interest in joint ventures			3,408	3,341
Aircraft lease deposits			351	321
Other equity instrument investments			563	563
Other non-current financial assets			533	589
Amounts due from related companies	21	(c)	135	151
Derivative financial assets			13	—
Deferred tax assets			16,969	12,823
Other assets			2,962	3,211

			283,383	285,345

Current assets
Inventories			1,906	1,652
Trade receivables	16		4,289	2,858
Other receivables			7,496	9,599
Cash and cash equivalents			22,507	21,456
Assets held for sale			834	1,292
Restricted bank deposits			200	158
Prepaid expenses and other current assets			592	736
Derivative financial assets			25	—
Amounts due from related companies	21	(c)	180	115

			38,029	37,866

Current liabilities
Derivative financial liabilities			1,251	1,222
Borrowings	17		69,205	57,913
Lease liabilities			21,790	20,805
Trade payables	18		1,765	1,328
Contract liabilities			1,422	1,542
Sales in advance of carriage			4,437	3,716
Current income tax			413	844
Amounts due to related companies	21	(c)	400	363
Accrued expenses			17,357	15,479
Other liabilities			9,368	7,778

			127,408	110,990

Net current liabilities			(89,379)	(73,124)

Total assets less current liabilities			194,004	212,221

			At 30 June	At 31 December
			2022	2021
	Note		RMB million	RMB million
Non-current liabilities
Borrowings	17		39,392	38,354
Lease liabilities			74,812	81,944
Derivative financial liabilities			—	20
Other non-current liabilities			2,004	1,824
Amounts due to related companies	21	(c)	114	—
Provision for major overhauls			5,178	4,820
Deferred benefits and gains			832	725
Deferred tax liabilities			24	26

			122,356	127,713

Net assets			71,648	84,508

Capital and reserves
Share capital			16,948	16,948
Reserves			39,428	50,903

Total equity attributable to equity shareholders of the Company			56,376	67,851
Non-controlling interests			15,272	16,657

Total equity			71,648	84,508

Approved and authorised for issue by the Board of Directors on 30 August 2022.

Ma Xu Lun	Han Wen Sheng
Director	Director

The accompanying notes form part of this interim financial report.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2022 – unaudited

	Attributable to equity shareholders of the Company
	Share capital RMB million	Share premium RMB million	Fair value reserve (recycling) RMB million	Fair value reserve (non-recycling) RMB million	Other reserves RMB million (Note 19(b)(iv))	Retained earnings/ (accumulated losses) RMB million	Total RMB million	Non-controlling interests RMB million	Total equity RMB million
		(Note 19(b)(i))	(Note 19(b)(ii))	(Note 19(b)(iii))
Balance at 1 January 2021	15,329	38,541	(35)	274	3,390	12,085	69,584	15,547	85,131
Changes in equity for the six months ended 30 June 2021:
Loss for the period	—	—	—	—	—	(4,690)	(4,690)	723	(3,967)
Other comprehensive income	—	—	13	(76)	—	—	(63)	(1)	(64)
Total comprehensive income for the period	—	—	13	(76)	—	(4,690)	(4,753)	722	(4,031)
Capital injection from non-controlling interests	—	—	—	—	—	—	—	810	810
Conversion of convertible bonds to ordinary shares	1,619	8,837	—	—	—	—	10,456	—	10,456
Decrease in non-controlling interests as a result of liquidation of a subsidiary	—	—	—	—	—	—	—	(71)	(71)
Distributions to non-controlling interests	—	—	—	—	—	—	—	(8)	(8)

Balance at 30 June 2021 and 1 July 2021	16,948	47,378	(22)	198	3,390	7,395	75,287	17,000	92,287

Changes in equity for the six months ended 31 December 2021:
Loss for the period	—	—	—	—	—	(7,416)	(7,416)	367	(7,049)
Other comprehensive income	—	—	22	(42)	—	—	(20)	(59)	(79)
Total comprehensive income for the period	—	—	22	(42)	—	(7,416)	(7,436)	308	(7,128)
Distributions to non-controlling interests	—	—	—	—	—	—	—	(651)	(651)

Balance at 31 December 2021 and 1 January 2022	16,948	47,378	—	156	3,390	(21)	67,851	16,657	84,508

Changes in equity for the six months ended 30 June 2022:
Loss for the period	—	—	—	—	—	(11,490)	(11,490)	(496)	(11,986)
Other comprehensive income	—	—	(1)	—	1	—	—	—	—

Total comprehensive income for the period	—	—	(1)	—	1	(11,490)	(11,490)	(496)	(11,986)
Capital injection from non-controlling interests	—	—	—	—	15	—	15	12	27
Decrease in non-controlling interests as a result of liquidation of a subsidiary	—	—	—	—	—	—	—	(1)	(1)
Distributions to non-controlling interests	—	—	—	—	—	—	—	(900)	(900)

Balance at 30 June 2022	16,948	47,378	(1)	156	3,406	(11,511)	56,376	15,272	71,648

The accompanying notes form part of this interim financial report.

CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2022 – unaudited

	Six months ended 30 June
	2022	2021
	RMB million	RMB million
Operating activities
Cash generated from operating activities	5,996	8,818
Interest received	220	363
Interest paid	(3,124)	(3,342)
Income tax paid	(1,438)	(899)

Net cash generated from operating activities	1,654	4,940

Investing activities
Proceeds from disposal of property, plant and equipment and right-of-use assets	3,614	619
Dividends received from associates	6	16
Dividends received from joint ventures	—	73
Proceeds from disposal of an associate	43	—
Acquisition of term deposits	(470)	—
Proceeds from maturity of term deposits	110	120
Acquisition of property, plant and equipment and other assets	(5,313)	(7,264)

Net cash used in investing activities	(2,010)	(6,436)

Financing activities
Proceeds from bank borrowings	37,453	39,002
Proceeds from medium-term notes	3,900	—
Proceeds from ultra-short-term financing bills	16,000	42,200
Repayment of bank borrowings	(18,059)	(29,630)
Repayment of corporate bonds	(5,000)	(149)
Repayment of ultra-short-term financing bills	(22,100)	(41,000)
Capital element of lease rentals paid	(10,897)	(10,498)
Capital injections from non-controlling interests	116	1,124
Payments for aircraft lease deposits	(14)	—
Refund of aircraft lease deposits	—	38
Dividends paid to non-controlling interests	(28)	(38)

Net cash generated from financing activities	1,371	1,049

Net increase/(decrease) in cash and cash equivalents	1,015	(447)
Cash and cash equivalents at 1 January	21,456	25,419
Exchange gain/(loss) on cash and cash equivalents	36	(6)

Cash and cash equivalents at 30 June	22,507	24,966

The accompanying notes form part of this interim financial report.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT

(Expressed in Renminbi unless otherwise indicated)

1	Basis of preparation

This interim financial report of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (the “Group”) has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard (“IAS”) 34, Interim financial reporting, issued by the International Accounting Standards Board (“IASB”). It was authorised for issue by the Company’s Board of Directors on 30 August 2022.

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2021 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2022 annual financial statements. Details of any changes in significant accounting policies are set out in Note 2.

The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2021 annual financial statements. The consolidated interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”).

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with International Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the International Auditing and Assurance Standards Board. KPMG’s independent review report to the Board of Directors is included on page 76.

2	Changes in significant accounting policies

The Group has applied the following amendments to IFRSs issued by the IASB to this interim financial report for the current accounting period:

•	Amendments to IAS 16, Property, plant and equipment: Proceeds before intended use

•	Amendments to IAS 37, Provisions, contingent liabilities and contingent assets: Onerous contracts — cost of fulfilling a contract

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period. Impacts of the adoption of the amended IFRSs are discussed below:

Amendments to IAS 16, Property, plant and equipment: Proceeds before intended use

The amendments prohibit an entity from deducting the proceeds from selling items produced before that asset is available for use from the cost of an item of property, plant and equipment. Instead, the sales proceeds and the related costs should be included in profit and loss. The adoption of the amendments does not have any material impact on the financial position and the financial result of the Group.

Amendments to IAS 37, Provisions, contingent liabilities and contingent assets: Onerous contracts — cost of fulfilling a contract

The amendments clarify that for the purpose of assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The adoption of the amendments does not have any material impact on the financial position and the financial result of the Group.

3	Financial risk management and fair values of financial instruments

The Group is exposed to liquidity, interest rate, currency, credit risks and commodity jet fuel price risk in the normal course of business.

The interim financial report does not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2021.

There have been no changes in the risk management policies since 31 December 2021.

(a)     Liquidity risk

As at 30 June 2022, the Group’s current liabilities exceeded its current assets by RMB89,379 million. For the six months ended 30 June 2022, the Group recorded a net cash inflow from operating activities of RMB1,654 million, a net cash outflow from investing activities of RMB2,010 million and a net cash inflow from financing activities of RMB1,371 million, which in total resulted in a net increase in cash and cash equivalents of RMB1,015 million.

The Group is dependent on its ability to maintain adequate cash inflow from operations, its ability to maintain existing external financing, and its ability to obtain new external financing to meet its debt obligations as they fall due and to meet its committed future capital expenditures. The Group’s policy is to regularly monitor its liquidity requirements and its compliance with borrowing covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. As at 30 June 2022, the Group has obtained credit facilities of RMB352,610 million in aggregate (31 December 2021: RMB295,683 million) granted by several banks and other financial institutions, among which approximately RMB249,090 million (31 December 2021: RMB204,051 million) was unutilised. The Directors of the Company believe that sufficient financing will be available to the Group when and where needed.

As at 30 June 2022, the contractual maturities of the Group’s borrowings are disclosed in Note 17.

(b)     Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s borrowings and lease liabilities issued at floating and fixed interest rates expose the Group to cash flow interest rate risk and fair value interest rate risk, respectively. The Group determines the ratio of fixed-rate and floating-rate instruments according to the market environment, and maintains an appropriate combination of fixed-rate and floating-rate instruments by reviewing and monitoring it on a regular basis.

Interest rate swaps, denominated in United States Dollars (“USD”), have been entered into to mitigate its cash flow interest rate risk. Under the interest rate swaps, the Group agrees with other third parties to exchange, at specified intervals (primarily quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts.

As at 30 June 2022, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have increased/decreased the Group’s loss after tax and decreased/increased the Group’s retained earnings by approximately RMB323 million (31 December 2021: RMB328 million).

In respect of the exposure to cash flow interest rate risk arising from floating-rate non-derivative instruments held by the Group at the end of the reporting period, the impact on the Group’s loss after tax (and retained earnings) and other components of consolidated equity is estimated as an annualised impact on interest expense or income of such a change in interest rates. This analysis is performed on the same basis as that for 2021.

3	Financial risk management and fair values of financial instruments (continued)

(c)	Foreign currency risk

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People’s Bank of China or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as majority of the Group’s lease liabilities are denominated in foreign currencies, principally USD, Euro and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies affects the Group’s results significantly.

The following table indicates the instantaneous change in the Group’s loss after tax and retained earnings that would arise if foreign exchange rates to which the Group has significant exposure at the end of the reporting period had changed at that date, assuming all other risk variables remained constant. The range of such sensitivity was considered to be reasonably possible at the end of the reporting date.

	30 June 2022
	Appreciation/(depreciation) of Renminbi against foreign currency	Decrease/(increase) on loss after tax and increase/(decrease) on retained earnings
		RMB million
USD	1%	304
	(1%)	(304)
Euro	1%	15
	(1%)	(15)
Japanese Yen	10%	28
	(10%)	(28)

	31 December 2021
	Appreciation/(depreciation) of Renminbi against foreign currency	Decrease/ (increase) on loss after tax and increase/(decrease) on retained earnings
		RMB million
USD	1%	322
	(1%)	(322)
Euro	1%	18
	(1%)	(18)
Japanese Yen	10%	38
	(10%)	(38)

3	Financial risk management and fair values of financial instruments (continued)

(d)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. The Group’s credit risk is primarily attributable to cash and cash equivalents, trade receivables, other receivables, other non-current financial assets (amortised cost) and derivative financial instruments.

Cash and cash equivalents

Substantially all of the Group’s cash and cash equivalents are deposited with major reputable PRC financial institutions, which management believes are of high credit quality. As the counterparties have favourable credit ratings, the Group does not expect there to be a risk of default.

Trade receivables

A significant portion of the Group’s air tickets are sold by agents participating in the Billing and Settlement Plan (“BSP”), a clearing scheme between airlines and sales agents organised by International Air Transportation Association. The use of the BSP reduces credit risk to the Group. As at 30 June 2022, the balance due from BSP agents amounted to RMB333 million (31 December 2021: RMB329 million). The credit risk exposure to BSP and the remaining trade receivables balance are monitored by the Group on an ongoing basis and the relevant credit risk is within management’s expectations.

The Group measures loss allowances for trade receivables at an amount equal to lifetime ECLs, which is calculated using a provision matrix. As the Group’s historical credit loss experience indicates significantly different loss patterns for different customer segments, the loss allowance based on past due status is further distinguished between air ticket receivables, mileage credits sales receivables, general aviation service receivables, receivables on cooperation flights and other trade receivables.

The following table provides information about the Group’s exposure to credit risk and ECLs for air ticket receivables as at 30 June 2022:

	30 June 2022
	Expected loss rates %	Gross carrying amount RMB million	Loss allowance RMB million
Within 3 months	0.01	3,035	—
More than 3 months but less than 1 year	50.00	3	2
More than 1 year but less than 2 years	100.00	2	2
More than 2 years but less than 3 years	100.00	3	3
More than 3 years	100.00	15	15

		3,058	22

	31 December 2021
	Expected loss rates	Gross carrying amount	Loss allowance
	%	RMB million	RMB million
Within 3 months	0.01	1,811	—
More than 3 months but less than 1 year	50.00	5	3
More than 1 year but less than 2 years	100.00	1	1
More than 2 years but less than 3 years	100.00	3	3
More than 3 years	100.00	15	15

		1,835	22

3	Financial risk management and fair values of financial instruments (continued)

(d)	Credit risk (continued)

Trade receivables (continued)

Expected loss rates are estimated with reference to actual loss experience over the past years. These rates are adjusted to reflect differences between economic conditions during the period over which the historical data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables.

The credit risk of mileage credits sales receivables, general aviation service receivables and receivables on cooperation flights are considered to be low. The Group does not make credit loss allowance for these receivables.

As at 30 June 2022, the Group measures loss allowance for other trade receivables amounted to RMB17 million (31 December 2021: RMB17 million) based on ECLs.

Other receivables

The Group measures the loss allowance for other receivables equal to 12-month ECLs, unless when there has been a significant increase in credit risk since initial recognition, the Group recognises lifetime ECLs.

As at 30 June 2022, the Group measures loss allowance for other receivables amounted to RMB158 million (31 December 2021: RMB158 million) based on ECLs.

Derivative financial instruments

The Group entered into derivative financial instruments arrangements with counterparties such as banks. Such arrangements are settled in net. As the counterparties have favourable credit ratings, the Group does not expect there to be a risk of default.

(e)	Jet fuel price risk

The Group’s results of operations may be significantly affected by fluctuations in fuel prices since the jet fuel expenses are a significant cost for the Group. The Group may hedge a portion of the future fuel requirements through various financial derivative instruments linked to certain fuel commodities to lock in fuel costs within a hedged price range. The Group did not enter into any jet fuel forward contract during the six months ended 30 June 2022.

A reasonable possible increase/decrease of 10% (six months ended 30 June 2021:10%) in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased/decreased the jet fuel costs by approximately RMB1,440 million (six months ended 30 June 2021: RMB1,234 million). The sensitivity analysis indicates the instantaneous change in the Group’s jet fuel costs that would arise assuming that the change in jet fuel price had occurred at the beginning of and throughout the reporting period.

(f)	Capital management

The Group’s primary objectives in managing capital are to safeguard the Group’s ability to continue as a going concern, and to generate sufficient profit to maintain growth and provide returns to its shareholders, by securing access to finance at a reasonable cost.

The Group manages the amount of capital in proportion to risk and manages its debt portfolio in conjunction with projected financing requirements. The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. During the six months ended 30 June 2022, the Group’s strategy, which was unchanged from 2021, was to maintain a debt ratio at a range of levels to support the operations and development of the Group’s business in the long run. In order to maintain or adjust the debt ratio, the Group may adjust the amount of dividends paid to shareholders, issue new shares, return capital to shareholders, raise new debt financing or sell assets to reduce debt.

The Group’s debt ratio was 78% as at 30 June 2022 (31 December 2021: 74%).

(g)	Fair value

(i)	Financial instruments carried at fair value

FAIR VALUE HIERARCHY

The following table presents the carrying value of financial instruments measured at the end of the reporting period on a recurring basis, categorised into the three-level fair value hierarchy as defined in IFRS 13, Fair value measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

•	Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date

•

Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available

•	Level 3 valuations: Fair value measured using significant unobservable inputs

		Fair value measurements as at 30 June 2022 categorised into
	Fair value at 30 June 2022	Level 1	Level 2	Level 3
Recurring fair value measurement	RMB million	RMB million	RMB million	RMB million
Financial assets/(liabilities):
Other equity instrument investments:
– Non-listed shares	40	—	—	40
– Non-tradable shares	523	—	—	523
Other non-current financial assets:
– Listed shares	66	66	—	—
– Non-listed shares	27	—	—	27
Derivative financial assets:
– Forward foreign exchange contracts	25	—	25	—
– Interest rate swaps	13	—	13	—
Derivative financial liabilities:
– Derivative component of convertible bonds	(1,251)	—	(1,251)	—

3	Financial risk management and fair values of financial instruments (continued)

(g)	Fair value (continued)

(i)	Financial instruments carried at fair value (continued)

FAIR VALUE HIERARCHY (CONTINUED)

		Fair value measurements as at 31 December 2021 categorised into
Recurring fair value measurement	Fair value at 31 December 2021	Level 1	Level 2	Level 3
	RMB million	RMB million	RMB million	RMB million
Financial assets/(liabilities):
Other equity instrument investments:
– Non-listed shares	40	—	—	40
– Non-tradable shares	523	—	—	523
Other non-current financial assets:
– Listed shares	68	68	—	—
– Non-listed shares	27	—	—	27
Derivative financial liabilities:
– Interest rate swaps	(20)	—	(20)	—
– Derivative component of convertible bonds	(1,222)	—	(1,222)	—

During the six months ended 30 June 2022 and 30 June 2021, there were no transfers among Level 1, Level 2 and Level 3. The Group’s policy is to recognise transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

Valuation techniques and inputs used in Level 2 fair value measurements

Fair value of interest rate swaps in derivative financial liabilities is measured by discounting the expected receivable or payable amounts under the assumption that these swaps had been terminated at the end of the reporting period. The discount rates used are the US Treasury bond yield curve as at the end of the reporting period.

Fair value of forward foreign exchange and foreign exchange options contracts is determined using quoted forward exchange rates at the reporting date and present value calculations based on high credit quality yield curves in the respective currencies.

Fair value of derivative component of convertible bonds is measured by using the Binomial Model. The major inputs used in the Binomial Model are:

	At 30 June 2022	At 31 December 2021
Conversion price	RMB6.24	RMB6.24
Stock price of A shares	RMB6.67	RMB6.47
Stock market volatility	33.83%	33.78%
Risk-free interest rate	2.55%	2.59%

3	Financial risk management and fair values of financial instruments (continued)

(g)	Fair value (continued)

(i)	Financial instruments carried at fair value (continued)

INFORMATION ABOUT LEVEL 3 FAIR VALUE MEASUREMENTS

	Valuation technique	Significant unobservable inputs	Range
Other equity instruments investments
– Non-listed shares (1)&(3)	Market comparable companies	Discount for lack of marketability	32%
– Non-tradable shares (2)&(3)	Discounted cash flow	Expected profit growth rate during the projection period	1%-169%
		Perpetual growth rate	3%
		Perpetual dividend payout rate	80%
		Expected dividend payout rate during the projection period	28%
		Discount rate	10.46%
Other non-current financial assets
– Non-listed shares (2)	Discounted cash flow	Expected profit growth rates during the projection period	10%-28%
		Perpetual growth rates	1%-3%
		Perpetual dividend payout rates	80%
		Expected dividend payout rates during the projection period	27%-33%
		Discount rates	10%-11.77%

(1)

The fair value of non-listed shares are determined by using comparable listed companies adjusted for lack of marketability discount. The fair value measurement is negatively correlated to the discount for lack of marketability.

(2)

The fair value of these non-tradable shares and non-listed shares is determined by discounting projected cash flow series associated with respective investments. The valuation takes into account the expected profit growth rates and expected dividend payout rate of the investees. The discount rates used have been adjusted to reflect specific risks relating to respective investees. The fair value measurement is positively correlated to the expected profit growth rates during the projection period, perpetual growth rate, perpetual dividend payout rate and expected dividend payout rates during the projection period of respective investees, and negatively correlated to the discount rates.

(3)

Any gain or loss arising from the remeasurement of the Group’s unlisted or non-tradable equity securities held for strategic purposes are recognised in the fair value reserve (non-recycling) in other comprehensive income. Upon disposal of the equity securities, the amount accumulated in other comprehensive income is transferred directly to retained earnings.

(ii)	Financial instruments not carried at fair value

All other financial instruments, including cash and cash equivalents, amounts due from/to related companies, trade and other receivables, other non-current financial assets (amortised cost), trade and other payables, borrowings and lease liabilities are carried at amounts not materially different from their fair values as at 30 June 2022 and 31 December 2021.

4	Operating revenue

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, and other extended transportation services.

Disaggregation of revenue from contracts with customers by major service lines is as follows:

	Six months ended 30 June
	2022	2021
	RMB million	RMB million
Revenue from contracts with customers within the scope of IFRS 15:
Disaggregated by service lines
– Traffic revenue
– Passenger	26,732	39,691
– Cargo and mail	11,143	8,866
– Commission income	924	1,314
– Cargo handling income	553	356
– General aviation income	245	250
– Hotel and tour operation income	194	329
– Ground services income	101	149
– Air catering service income	110	140
– Others	709	382

	40,711	51,477
Revenue from other sources:
– Rental income	106	99

	40,817	51,576

Disaggregation of revenue from contracts with customers by the timing of revenue recognition and by geographic markets is disclosed in Notes 5(a) and 5(b) respectively.

5	Segment reporting

(a)	Business segments

The Group has two reportable operating segments, “airline transportation operations” and “other segments”, according to internal organisation structure, managerial needs and internal reporting system. “Airline transportation operations” comprises the Group’s passenger and cargo and mail operations. “Other segments” includes hotel and tour operation, ground services, air catering services and other miscellaneous services.

For the purposes of assessing segment performance and allocating resources between segments, the Group’s chief operating decision maker (“CODM”) monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People’s Republic of China Accounting Standards for Business Enterprises (“PRC GAAP”). As such, the amount of each material reconciling item from the Group’s reportable segment loss before taxation, assets and liabilities, which arises from different accounting policies, are set out in Note 5(c).

Inter-segment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

Information regarding the Group’s reportable segments as provided to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is set out below.

The segment results of the Group for the six months ended 30 June 2022 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Disaggregated by timing of revenue recognition
Point in time	953	454	(356)	—	1,051
Over time	39,559	1,523	(1,316)	—	39,766

Revenue from external customers	40,288	529	—	—	40,817
Inter-segment sales	224	1,448	(1,672)	—	—

Reportable segment revenue	40,512	1,977	(1,672)	—	40,817

Reportable segment loss before taxation	(15,189)	(186)	17	232	(15,126)

Reportable segment loss after taxation	(12,052)	(123)	17	175	(11,983)

Other segment information
Income tax	(3,137)	(63)	—	57	(3,143)
Interest income	298	10	(58)	—	250
Interest expense	3,038	18	(67)	—	2,989
Depreciation and amortisation	11,749	104	—	—	11,853
Credit losses	—	—	—	—	—
Share of associates’ results	—	—	—	6	6
Share of joint ventures’ results	—	—	—	150	150
Change in fair value of financial assets/liabilities	—	—	—	27	27
Non-current assets additions during the period (#)	9,210	252	(998)	—	8,464

5	Segment reporting (continued)

(a)	Business segments (continued)

The segment results of the Group for the six months ended 30 June 2021 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Disaggregated by timing of revenue recognition
Point in time	1,347	764	(637)	—	1,474
Over time	49,852	1,589	(1,339)	—	50,102

Revenue from external customers	51,012	564	—	—	51,576
Inter-segment sales	187	1,789	(1,976)	—	—

Reportable segment revenue	51,199	2,353	(1,976)	—	51,576

Reportable segment loss before taxation	(5,098)	23	1	(23)	(5,097)

Reportable segment loss after taxation	(4,017)	24	1	28	(3,964)

Other segment information
Income tax	(1,081)	(1)	—	(51)	(1,133)
Interest income	413	10	(42)	—	381
Interest expense	3,223	11	(43)	—	3,191
Depreciation and amortisation	11,999	101	—	—	12,100
Credit loss	—	(1)	—	—	(1)
Share of associates’ results	—	—	—	23	23
Share of joint ventures’ results	—	—	—	155	155
Change in fair value of financial assets/liabilities	—	—	—	(205)	(205)
Non-current assets additions during the period (#)	10,083	250	(15)	—	10,318

5	Segment reporting (continued)

(a)	Business segments (continued)

The segment assets and liabilities of the Group as at 30 June 2022 and 31 December 2021 are as follows:

	Airline transportation operations RMB million	Other segments RMB million	Elimination RMB million	Unallocated* RMB million	Total RMB million
As at 30 June 2022
Reportable segment assets	310,199	5,485	(1,269)	6,737	321,152
Reportable segment liabilities	247,666	2,889	(2,042)	1,251	249,764

As at 31 December 2021
Reportable segment assets	312,020	5,909	(1,616)	6,635	322,948
Reportable segment liabilities	236,428	2,640	(1,607)	1,242	238,703

*

Unallocated assets primarily include interest in associates and joint ventures, equity securities and derivative financial assets. Unallocated liabilities primarily include derivative financial liabilities. Unallocated results primarily include the share of results of associates and joint ventures, dividend income from equity securities, and the fair value movement of financial instruments recognised through profit or loss.

#

The additions of non-current assets do not include interests in associates and joint ventures, other equity instrument investments, other non-current financial assets, derivative financial assets and deferred tax assets.

(b)	Geographical information

The Group’s business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenue by geographical segment are analysed based on the following criteria:

(1)

Traffic revenue from services of both origin and destination within the PRC (excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan (“Hong Kong, Macau and Taiwan”)), is classified as domestic revenue. Traffic revenue with origin and destination among PRC, Hong Kong, Macau and Taiwan is classified as Hong Kong, Macau and Taiwan revenue; while that with origin from or destination to other overseas markets is classified as international revenue.

5	Segment reporting (continued)

(b)	Geographical information (continued)

(2)

Revenue from commission income, cargo handling, general aviation, hotel and tour operation, ground services, air catering services and other miscellaneous services are classified on the basis of where the services are performed.

	Six months ended 30 June
	2022 RMB Million	2021 RMB Million
Domestic	26,211	40,514
International	14,452	10,847
Hong Kong, Macau and Taiwan	154	215

	40,817	51,576

The major revenue earning assets of the Group are its aircraft fleet which is registered in the PRC and is deployed across its worldwide route network. Majority of the Group’s other assets are located in the PRC. CODM considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

(c)	Reconciliation of reportable segment loss before income tax, assets and liabilities to the consolidated figures as reported in the unaudited interim financial report

			Six months ended 30 June
	Note		2022 RMB million	2021 RMB million

Loss before income tax
Reportable segment loss before taxation	5(a)		(15,126)	(5,097)
Capitalisation of exchange difference of specific loans	(i	)	(4)	(4)

Consolidated loss before income tax			(15,130)	(5,101)

			30 June	31 December
	Note		2022 RMB million	2021 RMB million
Assets
Reportable segment assets	5(a)		321,152	322,948
Capitalisation of exchange difference of specific loans	(i	)	35	39
Government grants	(ii	)	(5)	(5)
Adjustments arising from business combinations under common control	(iii	)	237	237
Others			(7)	(8)

Consolidated total assets			321,412	323,211

5	Segment reporting (continued)

(c)	Reconciliation of reportable segment loss before income tax, assets and liabilities to the consolidated figures as reported in the unaudited interim financial report (continued)

Liabilities

As at 30 June 2022 and 31 December 2021, the amount of reportable segment liabilities is the same as the amount of consolidated total liabilities.

Notes:

(i)

In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference is recognised in income statement unless the exchange difference represents an adjustment to interest.

(ii)

In accordance with the PRC GAAP, assets related government grants (other than special funds) are deducted from the cost of the related assets. Special funds granted by the government and clearly defined in the approval documents as part of “capital reserve” are accounted for as increase in capital reserve. Under IFRSs, assets related government grants are deducted to the cost of the related assets. The difference is resulted from government grants received in previous years and are recognised in capital reserve under PRC GAAP.

(iii)

In accordance with the PRC GAAP, the Company accounts for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, relevant comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control.

6	Seasonality of operations

The civil aviation industry is subject to seasonal fluctuations, with peak demand during the holiday season in the second half of the year. As such, the revenue and results of the Group in the first half of the year are generally lower than those in the second half of the year. The COVID-19 pandemic since early 2020 has brought about additional uncertainties in the Group’s operating environment, and may distort the normal seasonality.

7	Other net income

	Six months ended 30 June
	2022 RMB million	2021 RMB million
Government grants (Note)	1,540	1,520
Gains/(losses) on disposal of property, plant and equipment, net
– Aircraft and spare engines	95	(27)
– Other property, plant and equipment and right-of-use assets	(2)	144
Others	335	195

	1,968	1,832

Note:	Government grants mainly include subsidies granted by various local governments to encourage the Group to operate certain routes to cities where these governments are located.

There are no unfulfilled conditions and other contingencies related to subsidies that have been recognised during the six months ended 30 June 2022 and 30 June 2021.

8	Interest expense

	Six months ended 30 June
	2022 RMB million	2021 RMB million
Interest on borrowings	1,420	1,304
Interest on leases liabilities	1,905	2,245

Total interest expense on financial liabilities not at fair value through profit or loss	3,325	3,549
Less: interest expense capitalised (Note)	(336)	(370)

	2,989	3,179
Interest rate swaps: cash flow hedges, reclassified from equity (Note 11)	—	12

	2,989	3,191

Note:	The weighted average interest rate used for interest capitalisation was 2.59% per annum for the six months ended 30 June 2022 (six months ended 30 June 2021: 2.59%).

9	Operating losses

Operating losses are stated after charging the following items:

	Six months ended 30 June
	2022 RMB million	2021 RMB million
Staff costs	12,543	13,316
Jet fuel costs	14,395	12,336
Depreciation charge
– Property, plant and equipment	4,330	4,439
– Right-of-use assets	7,259	7,457
Other amortisation	268	208
Rental charges	520	633

10	Income tax

	Six months ended 30 June
	2022 RMB million	2021 RMB million
PRC income tax	1,004	1,089
Deferred tax	(4,148)	(2,223)

	(3,144)	(1,134)

In respect of majority of the Group’s airlines operation outside mainland China, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in those overseas jurisdictions. Accordingly, no provision for overseas income tax has been made for overseas airlines operation in the current and prior periods.

For the six months ended 30 June 2022, the Company and its branches and subsidiaries in mainland China are subject to income tax rates ranging from 15% to 25% (six months ended 30 June 2021: 15% to 25%), and the subsidiaries of the Company in Hong Kong are subject to income tax at 16.5% (six months ended 30 June 2021: 16.5%).

11	Other comprehensive income

	Six months ended 30 June
	2022 RMB million	2021 RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the period	—	3
Reclassification adjustments for amounts transferred to profit or loss:
– interest expense (Note 8)	—	12
Net deferred tax debited to other comprehensive income	—	(4)

	—	11

Equity investments measured at FVOCI:
Changes in fair value recognised during the period	—	(100)
Net deferred tax credited to other comprehensive income	—	25

	—	(75)

Share of other comprehensive income of associates
Will not be reclassified to profit or loss	—	(2)
May be reclassified subsequently to profit or loss	(1)	2

	(1)	—

Differences resulting from the translation of foreign currency financial statements	1	—

Other comprehensive income for the period	—	(64)

12	Loss per share

The calculation of basic loss per share for the six months ended 30 June 2022 is based on the loss attributable to equity shareholders of the Company of RMB11,490 million (six months ended 30 June 2021: RMB4,690 million) and the weighted average of 16,948,442,696 shares (six months ended 30 June 2021: 15,437,242,198 shares) in issue during the period.

The amount of diluted loss per share is the same as basic loss per share as the effect of convertible bonds is anti-dilutive for the six months ended 30 June 2022 and 30 June 2021.

13	Property, plant and equipment, net

	Six months ended 30 June 2022
	Aircraft RMB million	Other flight equipment including rotables RMB million	Others RMB million	Total RMB million
Carrying amounts at 1 January 2022	59,190	10,103	21,893	91,186
Additions	873	213	290	1,376
Transfers from construction in progress (Note 14)	2,377	74	65	2,516
Transferred from right-of-use assets on exercise of purchase option (Note 15)	1,133	—	—	1,133
Transferred from right-of-use Assets (Note 15)	—	—	8	8
Depreciation charges	(2,781)	(651)	(898)	(4,330)
Disposals	(2,612)	(6)	(4)	(2,622)

Carrying amounts at 30 June 2022	58,180	9,733	21,354	89,267

14	Construction in progress

	Six months ended 30 June 2022
	Advance payments for aircraft and flight equipment RMB million	Others RMB million	Total RMB million
Carrying amounts at 1 January 2022	30,122	1,725	31,847
Additions	3,211	557	3,768
Transfers to property, plant and equipment (Note 13)	(2,451)	(65)	(2,516)
Transfers to right-of-use assets (Note 15)	(228)	—	(228)
Transfers to others	—	(189)	(189)

Carrying amounts at 30 June 2022	30,654	2,028	32,682

15	Right-of-use assets

	Six months ended 30 June 2022
	Aircraft and engines RMB million	Land use rights RMB million	Buildings RMB million	Others RMB million	Total RMB million
Carrying amounts at 1 January 2022	130,114	5,723	1,742	860	138,439
Additions	3,118	—	267	1	3,386
Transferred to property, plant and equipment on exercise of purchase option (Note 13)	(1,133)	—	—	—	(1,133)
Transferred to property, plant and equipment (Note 13)	—	(8)	—	—	(8)
Transfers from construction in progress (Note 14)	157	—	—	71	228
Depreciation charges	(6,643)	(79)	(445)	(92)	(7,259)
Disposals	—	—	(26)	—	(26)

Carrying amounts at 30 June 2022	125,613	5,636	1,538	840	133,627

16	Trade receivables

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. Ageing analysis of trade receivables based on transaction date is set out below:

	30 June 2022 RMB million	31 December 2021 RMB million
Within 1 month	3,427	2,337
More than 1 month but less than 3 months	398	273
More than 3 months but less than 12 months	422	236
More than 1 year	81	51

	4,328	2,897
Less: loss allowance	(39)	(39)

	4,289	2,858

17	Borrowings

Borrowings are analysed as follows:

	30 June 2022 RMB million	31 December 2021 RMB million
Non-current
Long-term borrowings	20,397	15,389
Corporate bonds (Note (ii))	—	1,000
Convertible bonds (Note (iii))	5,111	4,984
Medium-term notes (Note (iv))	13,884	16,981

	39,392	38,354

Current
Current portion of long-term borrowings	650	169
Short-term borrowings	39,030	25,116
Ultra-short-term financing bills	18,658	24,710
Current portion of corporate bonds and medium-notes (Note (ii)&(iv))	10,848	7,910
Current portion of convertible bonds (Note (iii))	19	8

	69,205	57,913

Total borrowings	108,597	96,267

The borrowings are repayable:
Within one year	69,205	57,913
In the second year	16,670	18,611
In the third to fifth year	19,800	16,747
After the fifth year	2,922	2,996

Total borrowings	108,597	96,267

17	Borrowings (continued)

Notes:

(i)	As at 30 June 2022, the Group did not have any secured borrowings (31 December 2021: Nil).

(ii)

The Company issued corporate bonds with aggregate nominal value of RMB3,000 million on 21 February 2019 at a bond rate of 3.45% per annum with a term of 3 years. The bonds were redeemed by the Company in the six months ended 30 June 2022 upon maturity.

The Company issued corporate bonds with aggregate nominal value of RMB2,000 million on 16 May 2019 at a bond rate of 3.72% per annum with a term of 3 years. The bonds were redeemed by the Company in the six months ended 30 June 2022 upon maturity.

Xiamen Airlines Company Limited (“Xiamen Airlines”), a subsidiary of the Group, issued corporate bonds with aggregate nominal value of RMB1,500 million on 20 November 2019 at a bond rate of 3.58% per annum with a term of 3 years. As at 30 June 2022, the corporate bonds will mature within 1 year.

Xiamen Airlines issued corporate bonds with aggregate nominal value of RMB1,000 million on 16 March 2020 at a bond rate of 2.95% per annum with a term of 3 years. As at 30 June 2022, the corporate bonds will mature within 1 year.

(iii)

In October 2020, the Group issued a total of 160,000,000 A share convertible bonds with par value of RMB100 each at par. The convertible bonds have a term of six years from the date of the issuance and the convertible bonds bear interest at the annual rate of 0.2% in the first year, 0.4% in the second year, 0.6% in the third year, 0.8% in the fourth year, 1.5% in the fifth year and 2.0% in the sixth year. Interest is paid once a year. Conversion rights are exercisable from 21 April 2021 to 14 October 2026 at an initial conversion price of RMB6.24 per share, subject to clauses of adjustment and downward revision of conversion price, redemption and sell-back. Convertible bonds, which conversion rights have not been exercised in five transaction days after maturity, will be redeemed at 106.5% of par value (including the interest for the sixth year).

Any excess of proceeds over the fair value amount initially recognised as the derivative component is recognised as the host liability component. Transaction costs related to the issuance of the convertible bonds are allocated to the host liability and are recognised initially as part of the liability. The derivative component is subsequently remeasured at fair value while the host liability component is subsequently carried at amortised cost using the effective interest method.

For the six months ended 30 June 2022, 1,560 convertible bonds were converted to A shares at the conversion price of RMB6.24 per share (six months ended at 30 June 2021: 101,031,940 convertible bonds). As at 30 June 2022, the carrying amount of liability component of the remaining 58,964,370 A share convertible bonds was RMB5,130 million (31 December 2021: 58,965,930 A share convertible bonds with a carrying amount of RMB4,992 million), and the fair value of the derivative component of remaining 58,964,370 A share convertible bonds was RMB1,251 million (31 December 2021: 58,965,930 A share convertible bonds with fair value of RMB1,222 million). For the six months ended 30 June 2022, the loss on the changes in fair value of the derivative component amounted to RMB29 million was recognised (six months ended 30 June 2021: loss on the changes in fair value amounted to RMB166 million).

(iv)

The Company issued medium-term notes with aggregate nominal value of RMB1,000 million in 2019 at an annual interest rate of 3.20% with a term of 3 years. As at 30 June 2022, the medium-term notes will mature within 1 year.

The Company issued medium-term notes with aggregate nominal value of RMB8,000 million in 2020 at annual interest rates ranging from 2.44% to 3.28% with terms of 3 to 5 years. As at 30 June 2022, the medium-term notes with nominal value of RMB7,000 million will mature within 1 year, and the medium-term notes with nominal value of RMB1,000 million will mature over 1 year.

The Company issued medium-term notes with aggregate nominal value of RMB9,000 million in 2021 at annual interest rates ranging from 2.90% to 3.20% with terms of 3 years. As at 30 June 2022, the medium-term notes will mature over 1 year.

The Company issued medium-term notes with aggregate nominal value of RMB3,800 million in 2022 at annual interest rates ranging from 2.69% to 2.95% with terms of 3 years. As at 30 June 2022, the medium-term notes will mature over 1 year.

Xiamen Airlines issued medium-term notes with aggregate nominal value of RMB100 million in 2022 at an annual interest rate of 3.00% with a term of 3 years. As at 30 June 2022, the medium-term notes will mature over 1 year.

18	Trade payables

Ageing analysis of trade payables based on transaction date is set out below:

	30 June	31 December
	2022	2021
	RMB million	RMB million
Within 1 month	1,099	403
More than 1 month but less than 3 months	158	221
More than 3 months but less than 6 months	109	221
More than 6 months but less than 1 year	192	268
More than 1 year	207	215

	1,765	1,328

19	Capital, reserves and dividends

(a)	Dividends

The directors did not propose any interim dividend for the six months ended 30 June 2022 and 30 June 2021.

(b)	Reserves

(i)	Share premium

The share premium represents the difference between the par value of the shares of the Company and consideration for the shares issued.

(ii)	Fair value reserve (recycling)

The fair value reserve (recycling) mainly comprises the hedge reserve which comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flow in accordance with the accounting policy adopted for cash flow hedges and share of an associate’s cumulative net change in the fair value of debts investments measured at FVOCI.

(iii)	Fair value reserve (non-recycling)

The fair value reserve (non-recycling) mainly comprises the Group’s and share of an associate’s cumulative net change in the fair value of equity investments designated at FVOCI under IFRS 9 that are held at the end of the reporting period.

(iv)	Other reserves

Other reserves mainly comprise statutory surplus reserve. For the six months ended 30 June 2022, the Company did not make any appropriation of statutory surplus reserve (six months ended 30 June 2021: nil).

20	Commitments

As at the end of the reporting period, the Group had capital commitments as follows:

	30 June 2022 RMB million	31 December 2021 RMB million
Commitments in respect of aircraft and flight equipment
– authorised and contracted for	42,532	54,662

Investment commitments
– authorised and contracted for
– share of capital commitments of a joint venture	89	185
– capital contributions for acquisition of interests in an associate	171	171
– authorised but not contracted for
– share of capital commitments of a joint venture	2	24

	262	380

Commitments for other property, plant and equipment
– authorised and contracted for	3,367	3,796
– authorised but not contracted for	5,547	5,785

	8,914	9,581

	51,708	64,623

21	Material related party transactions

(a)	Key management personnel remuneration

Key management, including directors, supervisors and senior management personnel receive compensation in the form of fees, salaries, allowances, discretionary bonuses and retirement scheme contributions. Key management personnel received total compensation of RMB5.27 million for the six months ended 30 June 2022 (six months ended 30 June 2021: RMB5.73 million). Such remuneration is included in “staff costs” as disclosed in Note 9.

(b)	Transactions with China Southern Air Holding Company Limited (“CSAH”) and its affiliates, associates, joint ventures and other related companies of the Group

The Group provided various operational services to CSAH and its affiliates, associates, joint ventures and other related companies of the Group during the normal course of its business. The Group also received operational services provided by these entities.

21	Material related party transactions (continued)

(b)	Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group (continued)

Details of the significant transactions carried out by the Group are as follows:

	Six months ended 30 June

	2022	2021
	RMB million	RMB million
Income from the CSAH and its affiliates
Entrusted management income	17	15
Commission income	—	7
Rental income	4	4
Aviation material sales income	4	1
Others	2	2

Income from joint ventures and associates
Pilot training income	5	9
Air catering supplies income	4	6
Ground service income	11	15
Maintenance material sales and handling income	15	10
Transfer of pilots income	3	—
Aircraft leasing income	3	—
Others	12	9

Purchase of goods and services from CSAH and its affiliates
Lease charges for land and buildings	204	203
Maintenance material purchase expense and lease charges for maintenance materials	41	63
Property management fee	77	69
Air catering supplies expenses	23	45
Commission expenses	6	26
Construction fee	17	—
Others	1	3

Purchase of goods and services from joint ventures and associates
Repairing charges and maintenance material purchase expenses	961	1,031
Repairing charges	1,440	1,305
Ground service expenses	5	7
Advertising expenses	56	59
Lease charges for land and buildings	6	9
Purchase of goods	6	13
Others	6	21

Purchase of goods and services from other related companies
Computer reservation services	141	270
Others	7	2

Aircraft related transactions with CSAH and its affiliates
Payment of lease charges on aircraft	2,924	2,478

21	Material related party transactions (continued)

(c)	Balances with the CSAH and its affiliates, associates, joint ventures and other related companies of the Group

	30 June	31 December
	2022	2021
	RMB million	RMB million
Current receivables:
CSAH and its affiliates	6	14
Associates	63	72
Joint ventures	110	28
Other related companies	1	1

	180	115

Long-term receivables:
Associates	135	151

Prepayments for acquisition of long-term assets:
CSAH and its affiliates	1,148	719
Associates	66	495
Joint ventures	—	88

	1,214	1,302

Payables:
CSAH and its affiliates	285	174
Associates	7	14
Joint ventures	108	175

	400	363

Accrued expenses:
CSAH and its affiliates	41	27
Associates	77	57
Joint ventures	1,756	1,277
Other related companies	717	612

	2,591	1,973

Lease liabilities (including the balance due within one year):
CSAH and its affiliates	23,619	24,773

Long-term payables:
CSAH and its affiliates	114	—

Except lease liabilities, long-term receivables and long-term payables, the amounts due from/to CSAH and its affiliates, associates, joint ventures and other related companies of the Group are unsecured, interest-free and have no fixed terms of repayment.

21	Material related party transactions (continued)

(d)	Loans from and deposits placed with related parties

(i)	Loans from China Southern Airlines Group Finance Company Limited (“Finance Company”)

As at 30 June 2022, loans from Finance Company to the Group amounted to RMB6,401 million (31 December 2021: RMB3,018 million). During six months ended 30 June 2022, interest expense on such loans amounted to RMB97 million (six months ended 30 June 2021: RMB34 million) and the interest rates range from 3.000% to 3.300% per annum during six months ended 30 June 2022 (six months ended 30 June 2021: 3.000% to 4.075% per annum).

(ii)	Entrusted loans from CSAH

In June 2021 and June 2022, CSAH, Finance Company and the Group entered into entrusted loan agreements, pursuant to which, CSAH, as the lender, entrusted Finance Company to lend RMB1,000 million and RMB10,000 million to the Group respectively.

As at 30 June 2022, loans from CSAH to the Group under the entrusted loan agreements amounted to RMB5,002 million (31 December 2021: RMB1,001 million). During six months ended 30 June 2022, interest expense on such entrusted loans amounted to RMB21 million (six months ended 30 June 2021: RMB2 million) and the interest rates range from 2.00% to 3.85% per annum during six months ended 30 June 2022 (six months ended 30 June 2021: 3.85% per annum).

(iii)	Medium-term notes subscribed by Finance Company

In March 2020, the Group issued a tranche of medium-term notes in the amount of RMB1,000,000,000 with a term of 5 years from the issuance date at an annual interest rate of 3.28%, and Finance Company subscribed for RMB300,000,000 of the medium-term notes. As at 30 June 2022, Finance Company holds RMB300,000,000 of the medium-term notes.

(iv)	Deposits placed with Finance Company

As at 30 June 2022, the Group’s deposits with Finance Company amounted to RMB15,997 million (31 December 2021: RMB12,621 million). The applicable interest rates were determined in accordance with the rates published by the People’s Bank of China.

During the six months ended 30 June 2022, interest income from such deposits amounted to RMB85 million (six months ended 30 June 2021: RMB75 million).

22	Contingent liabilities

(a)

The Group leased certain properties and buildings from CSAH which were located in Guangzhou, Wuhan, Haikou, etc. Although such properties and buildings were used by CSAH before being leased to the Group, as known to the Group, such properties and buildings lack adequate documentation evidencing CSAH’s rights thereto. Pursuant to the indemnification agreement dated 22 May 1997 entered into between the Group and CSAH, CSAH has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use the aforementioned properties and buildings.

(b)

The Group entered into certain agreements with CSAH in prior years to acquire certain land use right and buildings from CSAH. The change of business registration of such land use right and buildings are still in progress. CSAH issued letters of commitment to the Company, committing to indemnify the Group against any claims from third parties to the Group, or any loss or damage in the Group’s operation activities due to lack adequate documentation of the certain properties and buildings, without recourse to the Group.

(c)

The Company and its subsidiary, Xiamen Airlines, entered into agreements with certain pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB696 million (31 December 2021: RMB696 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 30 June 2022, total personal bank loans of RMB162 million (31 December 2021: RMB181 million), under these guarantees, were drawn down from the banks. During the period, RMB143 thousand has been paid by the Group due to the default of payments of certain pilot trainees (six months ended 30 June 2021: RMB203 thousand).

23	Non-adjusting events after the period

On 29 October 2021, the Company entered into the Conditional Subscription Agreement in relation to the Subscription of the A Shares under the Non-public Issue of A Shares of the Company with CSAH. The total funds to be raised from the A Share Issuance will be not more than RMB4,500 million (including RMB4,500 million) and the consideration shall be made by CSAH in full by cash (“the A Share Issuance”). Up to the issuance date of these financial statements, the A Share Issuance is under review by CSRC.

On 29 October 2021, the Company entered into the Conditional Subscription Agreement in relation to the Subscription of the H Shares under the Non-public Issue of H Shares of the Company with Nan Lung Holding Limited (“Nan Lung”), (“the H Share Issuance”). On 10 August 2022, the Company issued 368,852,459 H shares in total to Nan Lung at the issue price of HK$4.88 per H share pursuant to the subscription agreement under the H Share Issuance.

24	Impacts of COVID-19 pandemic

The COVID-19 pandemic since early 2020 has brought about additional uncertainties in the Group’s operating environment and had an adverse impact on the Group’s business operation and operating revenue.

The Group has been closely monitoring the impact of the developments on the Group’s business and has been proactively adjusting its business strategies. These strategies include: making adjustments to the scheduling of domestic and international routes and flights, according to the measures taken by related countries and regions on epidemic prevention and control; actively developing freight transport business and overall improving the utilisation rate of freighters.

SUPPLEMENTARY INFORMATION TO THE INTERIM FINANCIAL REPORT

(Expressed in Renminbi)

RECONCILIATION OF DIFFERENCES IN INTERIM FINANCIAL REPORT PREPARED UNDER DIFFERENT GAAPS

(1)	The effect of the differences between PRC GAAP and IFRSs on loss attributable to equity shareholders of the Company is analysed as follows:

			Six months	Six months
			ended 30 June	ended 30 June
			2022	2021
	Note		RMB million	RMB million
Amounts under PRC GAAP			(11,488)	(4,688)
Adujstments:
Capitalisation of exchange difference of specific loans	(a	)	(4)	(4)
Income tax effect of the above adujstments			1	1
Effect of the above adjustments on non-controlling interests			1	1

Amounts under IFRSs			(11,490)	(4,690)

(2)	The effect of the differences between PRC GAAP and IFRSs on equity attributable to equity shareholders of the Company is analysed as follows:

			As at 30 June	As at 31 December
			2022	2021
	Note		RMB million	RMB million
Amounts under PRC GAAP			56,143	67,616
Adjustments:
Capitalisation of exchange difference of specific loans	(a	)	35	39
Government grants	(b	)	(5)	(5)
Adjustment arising from the Company’s business combination under common control	(c	)	237	237
Income tax effect of the above adjustments			(7)	(8)
Effect of the above adjustments on non-controlling interests			(27)	(28)

Amounts under IFRSs			56,376	67,851

Notes:

(a)

In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference is recognised in income statement unless the exchange difference represents an adjustment to interest.

(b)

In accordance with the PRC GAAP, assets related government grants (other than special funds) are deducted from the cost of the related assets. Special funds granted by the government and clearly defined in the approval documents as part of “capital reserve” are accounted for as increase in capital reserve. Under IFRSs, assets related government grants are deducted to the cost of the related assets. The difference is resulted from government grants received in previous years and are recognised in capital reserve under PRC GAAP.

(c)

In accordance with the PRC GAAP, the Company accounts for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, relevant comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control.